    As filed with the Securities and Exchange Commission on January 10,1997

                                                                   File No. 333-
                                                                   File No. 811-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                     [X]
                                    Pre-Effective Amendment No.             [ ]
                                    Post-Effective Amendment No. ___        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940             [X]
                                  Amendment No.

                      NATIONAL VARIABLE ANNUITY ACCOUNT II
                           (Exact Name of Registrant)

                         NATIONAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               National Life Drive
                            Montpelier, Vermont 05604
              (Address of Depositor's Principal Executive Offices)

                 Depositor's Telephone Number: (800) ___ -_____

                             D. Russell Morgan, Esq.
                                     Counsel
                         National Life Insurance Company
                               National Life Drive
                            Montpelier, Vermont 05604


               (Name and Address of Agent for Service of Process)

                                    Copy to:

                            Stephen E. Roth, Esquire
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant hereby elects to register an indefinite amount of securities being offered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                       Pursuant to Rules 481(a) and 495(a)


Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4


PART A

ITEM OF FORM N-4                     PROSPECTUS CAPTION

1.  Cover Page ..................... Cover Page

2.  Definitions .................... Definitions

3.  Synopsis ....................... Expense Tables;
                                     Introduction

4.  Condensed Financial
      Information .................. Advertising

5.  General

     (a)  Depositor ................ National Life Insurance
                                     Company
     (b)  Registrant ............... The Variable Account
     (c)  Portfolio Company ........ Underlying Fund Options
     (d)  Fund Prospectus .......... Underlying Fund Options
     (e)  Voting Rights ............ Voting Rights
     (f)  Administrators ........... N/A

6.  Deductions and Expenses

     (a)  General .................. Charges and Deductions;
                                     Introduction
     (b)  Sales Load ............... Charges and Deductions;
                                     Introduction
     (c)  Special Purchase Plan .... N/A
     (d)  Commissions .............. Distribution of the
                                     Contracts
     (e)  Expenses - Registrant .... Charges and Deductions;
                                     Introduction

     (f)  Fund Expenses ............ Charges and Deductions
     (g)  Organizational Expenses .. N/A


7.  Contracts

     (a)  Persons with Rights ...... Introduction; Changes to
                                     Variable Account;
                                     Detailed Description of
                                     Contract Provisions;
                                     Contract Rights; Optional
                                     Benefits; Voting Rights
     (b)  (i)  Allocation of
               Purchase Payments ... Introduction; Premium
                                     Payments; Free-Look
         (ii)  Transfers ........... Introduction; Transfers
        (iii)  Exchanges ........... Transfers; Assignments

     (c)  Changes .................. Detailed Description of
                                     Contract; Changes to
                                     Variable Account
     (d)  Inquiries ................ Cover page; Owner
                                     Inquiries

8.  Annuity Period ................. Annuity Payment Options

9.  Death Benefit .................. Death of Owner; Death of
                                     Annuitant Prior to the
                                     Annuitization Date

10. Purchases and Contract Value

     (a)  Purchases ................ Introduction; Issuance of
                                     a Contract; Premium
                                     Payments; Free Look;
                                     Transfers
     (b)  Valuation ................ Definitions; Value of a
                                     Variable Account
                                     Accumulation Unit
     (c)  Daily Calculation ........ Definitions; Value of a
                                     Variable Account
                                     Accumulation Unit
     (d)  Underwriter .............. Distribution of the
                                     Contracts

11. Redemptions

     (a)  - By Owners .............. Transfers; Surrender;
                                     Withdrawals; Payments;
                                     Annuity Payment Options;
                                     Federal Income Tax
                                     Considerations
          - By Annuitant ........... Transfers; Surrender;
                                     Withdrawals; Payments;
                                     Annuity Payment Options;
                                     Federal Income Tax
                                     Considerations
     (b)  Texas ORP ................ N/A
     (c)  Check Delay .............. N/A
     (d)  Lapse .................... N/A
     (e)  Free Look ................ Premium Payments; Free
                                     Look

12. Taxes .......................... Introduction; Required
                                     Distributions for Tax
                                     Sheltered Annuities;
                                     Required Distributions
                                     for Individual Retirement
                                     Annuities; Generation-
                                     Skipping Transfers; Loan
                                     Privilege-Tax Sheltered
                                     Annuities; Surrenders and
                                     Withdrawals under a Tax
                                     Sheltered Annuity
                                     Contact; Federal Income
                                     Tax Considerations.

13. Legal Proceedings .............. Legal Proceedings

14. Table of Contents for the
     Statement of Additional
     Information ................... Table of Contents of
                                     Statement of Additional
                                     Information

                                     PART A


                                   PROSPECTUS

                         NATIONAL LIFE INSURANCE COMPANY

                                   HOME 0FFICE
                               NATIONAL LIFE DRIVE
                            MONTPELIER, VERMONT 05604
                                    1-800- -

                                 [TimeChallenge]

The [TimeChallenge] contracts described in this prospectus (collectively referred to as the "Contracts") are individual flexible premium variable annuity contracts supported by National Variable Annuity Account II (the "Variable Account"), a separate account of National Life Insurance Company ("National Life"). The Contracts are sold either as Non-Qualified Contracts; or in connection with certain retirement plans qualifying for favorable federal income tax treatment ("Qualified Contracts"). Annuity payments under the Contracts are deferred until a selected later date. Premium Payments are allocated either to the Fixed Account or to the Variable Account, which is divided into Subaccounts, each of which invests in shares of one of the underlying Fund options (each a "Fund") described below:

FUNDS                                                                   INVESTMENT ADVISOR
-----                                                                   ------------------
ALGER AMERICAN FUND
         Alger American Small Capitalization Portfolio         Fred Alger Management, Inc.
         Alger American Growth Portfolio                       Fred Alger Management, Inc.
VARIABLE INSURANCE PRODUCTS FUND
         Equity-Income Portfolio                               Fidelity Investments
         Growth Portfolio                                      Fidelity Investments
         High Income Portfolio                                 Fidelity Investments
         Overseas Portfolio                                    Fidelity Investments
VARIABLE INSURANCE PRODUCTS FUND II
               Index 500 Portfolio                             Fidelity Investments
               Contrafund Portfolio                            Fidelity Investments
THE MARKET STREET FUND
         Common Stock Portfolio                                Sentinel Advisors Company
         Sentinel Growth Portfolio                             Sentinel Advisors Company
         Aggressive Growth Portfolio                           Sentinel Advisors Company
         Bond Portfolio                                        Sentinel Advisors Company
          Managed Portfolio                                    Sentinel Advisors Company
         Money Market Portfolio                                Sentinel Advisors Company
         International Portfolio                               Boston Company Asset Management Co.
STRONG SPECIAL FUND II, INC.                                   Strong Capital Management, Inc.
STRONG VARIABLE INSURANCE FUNDS, INC.
         Strong Growth Fund II                                 Strong Capital Management, Inc.

         This prospectus provides you with the basic information you should know about the [TimeChallenge] Contracts, the Variable Account and the Fixed Account before investing. You should read it and keep it for future reference. A Statement of Additional Information dated , 1997 containing further information about the Contracts and the Variable Account has been filed with the Securities and Exchange Commission. You can obtain a copy without charge from National Life Insurance Company by calling 1-800- - , or writing to National Life at National Life Drive, Montpelier, Vermont 05604. You may also obtain prospectuses for each of the underlying Fund options identified above without charge by calling or writing to the above telephone number or address.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY CURRENT PROSPECTUSES FOR THE FUNDS.

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE

UNDERLYING FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE STATEMENT OF ADDITIONAL INFORMATION, DATED       , 1997, IS INCORPORATED
HEREIN BY REFERENCE. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION APPEARS ON PAGE OF THE PROSPECTUS.


                     THE DATE OF THIS PROSPECTUS IS , 1997.

                                TABLE OF CONTENTS


  DEFINITIONS..................................................................
  SUMMARY OF CONTRACT EXPENSES.................................................
  UNDERLYING FUND ANNUAL EXPENSES..............................................
  INTRODUCTION.................................................................
  NATIONAL LIFE INSURANCE COMPANY, THE VARIABLE ACCOUNT, AND THE FUNDS.........
           National Life Insurance Company.....................................
           The Variable Account................................................
           Underlying Fund Options.............................................
DETAILED DESCRIPTION OF CONTRACT PROVISIONS....................................
           Issuance of the Contract............................................
           Premium Payments....................................................
                    The Initial Premium Payment................................
                    Subsequent Premium Payments................................
                    Allocation of Premium Payments.............................
           Transfers...........................................................
           Value of a Variable Account Accumulation Unit.......................
                    Net Investment Factor
           Determining the Contract Value......................................
           Annuitization.......................................................
                    Maturity Date..............................................
                    Election of Payment Options................................
                    Frequency and Amount of Annuity Payments...................
           Annuitization - Variable Account....................................
                    Value of an Annuity Unit...................................
                    Assumed Investment Rate....................................
                    Change in Maturity Date....................................
           Annuity Payment Options.............................................
           Death of Owner......................................................
           Death of Annuitant Prior to the Annuitization Date..................
           Required Distribution for Qualfied Plans and Tax Sheltered Annuities
           Required Distributions for Individual Retirement Annuities..........
           Generation-Skipping Transfers.......................................
           Ownership Provisions................................................
           Arbitration.........................................................

CHARGES AND DEDUCTIONS.........................................................
           Mortality Risk Charge...............................................
           Expense Risk Charge.................................................
           Contingent Deferred Sales Charge....................................
           Administration Charge...............................................
           Annual Contract Fee.................................................
           Transfer Charge.....................................................
           Premium Taxes.......................................................
           Charges for Optional Benefits.......................................
           Other Charges.......................................................
CONTRACT RIGHTS................................................................
           Free Look...........................................................
           Loan Privilege - Tax Sheltered Annuities............................
           Surrender and Withdrawal ...........................................
           Payments............................................................
           Surrenders and Withdrawals Under a Tax Sheltered Annuity Contract...
           Telephone Transaction Privilege.....................................
           Available Automated Fund Management Features........................

                      Dollar Cost Averaging....................................
                      Portfolio Rebalancing....................................
                      Systematic Withdrawals...................................
           Contract Rights Under Certain Plans.................................
THE FIXED ACCOUNT..............................................................
           Minimum Guaranteed and Current Interest Rates.......................
OPTIONAL BENEFITS..............................................................
           Enhanced Death Benefit Rider........................................
           Critical Needs Rider................................................
FEDERAL INCOME TAX CONSIDERATIONS..............................................
           Non-Qualified Contracts.............................................
           Qualified Contracts.................................................
           Corporate Pension and Profit-Sharing Plans..........................
           Code Section 403(b) Plans...........................................
           Deferred Compensation Plans.........................................
           Individual Retirement Annuities.....................................
           Simple Retirement Accounts..........................................
           Diversification.....................................................
           Charge for Tax Provisions...........................................
           Rollover Distributions..............................................
           Restrictions under Qualified Contracts..............................
           Gender Neutrality...................................................
VOTING RIGHTS..................................................................
CHANGES TO VARIABLE ACCOUNT....................................................
ADVERTISING....................................................................
DISTRIBUTION OF THE CONTRACTS .................................................
STATEMENTS AND REPORTS.........................................................
OWNER INQUIRIES................................................................
LEGAL PROCEEDINGS..............................................................
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION.......................

                                   DEFINITIONS

Accumulation Unit- An accounting unit of measure used to calculate the Variable Account Contract Value prior to the Annuitization Date.

Annuitant- A person named in the Contract who is expected to become, at Annuitization, the person upon whose continuation of life any annuity payments involving life contingencies depends. Unless the Owner is a different individual who is age 85 or younger, this person must be age 85 or younger at the time of Contract issuance unless National Life has approved a request for an Annuitant of greater age. The Owner may change the Annuitant prior to the Annuitization Date, as set forth in the Contract.

Annuitization- The period during which annuity payments are actually received.

Annuitization Date- The date on which annuity payments actually commence.

Annuity Payment Option- The chosen form of annuity payments. Several options are available under the Contract.

Annuity Unit- An accounting unit of measure used to calculate the value of Variable Annuity payments.

Beneficiary- The Beneficiary is the person designated to receive certain benefits under the Contract upon the death of the Owner or Annuitant prior to the Annuitization Date. The Beneficiary can be changed by the Owner as set forth in the Contract.

Cash Surrender Value- An amount equal to Contract Value, minus any applicable Contingent Deferred Sales Charge, minus any applicable premium tax charge.

Chosen Human Being- An individual named at the time of Annuitization upon whose continuation of life any annuity payments involving life contingencies depends.

Code- The Internal Revenue Code of 1986, as amended.

Collateral Fixed Account- The portion of the Fixed Account which holds value which secures a loan on the Contract.

Contract- The [TimeChallenge] individual flexible premium variable annuity contract described in this prospectus.

Contract Anniversary- An anniversary of the Date of Issue of the Contract.

Contract Value- The sum of the value of all Variable Account Accumulation Units attributable to the Contract, plus any amount held under the Contract in the Fixed Account, minus any outstanding loans on the Contract and accrued interest on such loans.

Contract Year- Each year the Contract remains in force commencing with the Date of Issue.

Date Of Issue- The date shown as the Date of Issue on the Data Page of the Contract.

Death Benefit- The benefit payable to the Beneficiary upon the death of the Owner or the Annuitant.

Distribution- Any payment of part or all of the Contract Value.

Fixed Account- The Fixed Account is made up of all assets of National Life other than those in the Variable Account or any other segregated asset account of National Life.

Fixed Annuity- An annuity providing for payments which are guaranteed by National Life as to dollar amount during Annuitization.

Fund- A registered management investment company in which the assets of the Subaccounts of the Variable Account will be invested.

Home Office- The main office of National Life located at National Life Drive, Montpelier, Vermont.

Individual Retirement Annuity (IRA)- An annuity which qualifies for favorable tax treatment under Section 408 of the Code.

Joint Owners- Two or more persons who own the Contract as tenants in common or as joint tenants. If joint owners are named, references to "Owner" in this prospectus will apply to both of the Joint Owners.

Maturity Date- The date on which annuity payments are scheduled to commence. The Maturity Date is shown on the Data Page of the Contract, and is subject to change by the Owner, within any applicable legal limits.

Monthly Contract Date- The day in each calendar month which is the same day of the month as the Date of Issue, or the last day of any month having no such date, except that whenever the Monthly Contract Date would otherwise fall on a date other than a Valuation Day, the Monthly Contract Date will be deemed to be the next Valuation Day.

Non-Qualified Contract- A Contract which does not qualify for favorable tax treatment under the provisions of Sections 401 or 403(a) (Qualified Plans), 408
(IRAs) or 403(b) (Tax-Sheltered Annuities) of the Code.

Owner- The Owner is the person who possesses all rights under the Contract, including the right to designate and change any designations of the Owner, Annuitant, Beneficiary, Annuity Payment Option, and the Maturity Date.

Payee- The person who is designated at the time of Annuitization to receive the proceeds of the Contract upon Annuitization.

Premium Payment- A deposit of new value into the Contract. The term "Premium Payment" does not include transfers between the Variable Account and Fixed Account, or among the Subaccounts.

Net Premium Payments- The total of all Premium Payments made under the Contract, less all Withdrawals.

Qualified Contract - A Contract which qualifies for favorable tax treatment under the provisions of Sections 401 or 403(a) (Qualified Plans, 408 (IRAs) 403(b) (Tax-Sheltered Annuities) or 457 of the Code.

Qualified Plans- Retirement plans which receive favorable tax treatment under
Section 401 or 403(a) of the Code.

Subaccounts- Separate and distinct divisions of the Variable Account, to which specific underlying Fund shares are allocated and for which Accumulation Units and Annuity Units are separately maintained.

Tax Sheltered Annuity- An annuity which qualifies for favorable tax treatment under Section 403(b) of the Code.

Valuation Day- Each day the New York Stock Exchange is open for business other than the day after Thanksgiving and any day on which trading is restricted. Unless otherwise indicated, whenever under a

Contract an event occurs or a transaction is to be effected on a day that is not a Valuation Day, it will be deemed to have occurred on the next Valuation Day.

Valuation Period- The time between two successive Valuation Days.

Variable Account- The National Variable Annuity Account II, a separate investment account of National Life into which Variable Account Premium Payments are allocated. The Variable Account is divided into Subaccounts, each of which invests in the shares of a separate underlying Fund.

Variable Annuity- An annuity the accumulated value of which varies with the investment experience of a separate account.

Withdrawal- A payment made at the request of the Owner pursuant to the right in the Contract to withdraw a portion of the Contract Value of the Contract.

                          SUMMARY OF CONTRACT EXPENSES



TRANSACTION EXPENSES

Sales Load Imposed on Purchases
Contingent Deferred Sales Charge (as a percentage of Premium Payments surrendered or withdrawn)(1)

Number of Completed Years from Date of Premium Payment    None

              0                                            7%

              1                                            6%

              2                                            5%

              3                                            4%

              4                                            3%

              5                                            2%

              6                                            1%

              7                                            0%


ANNUAL EXPENSES
Mortality and Expense Risk Charge(2).....................................1.25%
Administration Charge....................................................0.15%
                                                                         ----
Total Basic Variable Account Annual Percentage Expenses..................1.40%

Annual Contract Fee(3)...............................................$30

Charges for Optional Benefits(4)
        Enhanced Death Benefit Rider.....................................0.30%
        Critical Needs Rider.............................................0.05%

  1 Each Contract Year, the Owner may withdraw without a Contingent Deferred Sales Charge (CDSC) an amount equal to 15% of the Contract Value as of the most recent Contract Anniversary. In addition, any amount withdrawn in order for the Contract to meet minimum Distribution requirements under the Code shall be free of CDSC. Withdrawals may be restricted for Contracts issued pursuant to the terms of a Tax Sheltered Annuity. This CDSC-free withdrawal privilege does not apply in the case of full surrenders, and is non-cumulative, that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year; in addition, certain states do not permit this CDSC-free Withdrawal provision, in which case a different CDSC-free Withdrawal provision will apply (see "Contingent Deferred Sales Charge", page ).

2 The Mortality and Expense Risk Charges and the Administration Charge set forth above apply exclusively to allocations made to the Subaccount(s) of the Variable Account. Such charges do not apply to, and will not be assessed against, allocations made to the Fixed Account.

3 The Annual Contract Fee is assessed only upon Contracts which as of the Date of Issue, or applicable Contract Anniversary, have a Contract Value of less than $50,000, and is not assessed on Contract Anniversaries after the Annuitization Date.

4 These charges are assessed only if the Owner has elected one or both of these optional benefits. See "Optional Benefits", page .

UNDERLYING FUND ANNUAL EXPENSES5(AS A PERCENTAGE OF UNDERLYING FUND NET ASSETS)

                                                     Management   12b-1                    Total Mutual
                                                         Fees     fees    Other Expenses   Fund Expenses
  Alger American Small Capitalization Portfolio
  Alger American Growth Portfolio
  Fidelity VIP Fund-Equity Income Portfolio
  Fidelity VIP Fund-Growth Portfolio
  Fidelity VIP Fund-High Income Portfolio
  Fidelity VIP Fund-Overseas Portfolio
  Fidelity VIP Fund II-Index 500 Portfolio
  Fidelity VIP Fund II-Contrafund Portfolio
  Market Street Common Stock Portfolio
  Market Street Sentinel Growth Portfolio
  Market Street Aggressive Growth Portfolio
  Market Street Managed Portfolio
  Market Street Bond Portfolio
  Market Street International Portfolio
  Market Street Money Market Portfolio
  Strong Special Fund II, Inc.
  Strong Growth Fund II

5 The Fund expenses shown above are assessed at the underlying Fund level and are not direct charges against Variable Account assets or reductions from Contract Values. These underlying Fund expenses are taken into consideration in computing each underlying Fund's net asset value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses, are more fully described in the prospectuses for each individual underlying Fund. The information relating to the underlying Fund expenses was provided by the underlying Fund and was not independently verified by National Life. In the absence of any fee waivers or expense reimbursements, the Management Fees, Other Expenses, and Total Expenses of the Funds listed below would have been as follows:

                                                     Management   12b-1                             Total Mutual
                                                         Fees     fees (if any)    Other Expenses   Fund Expenses

                                     EXAMPLE

The following chart depicts the dollar amount of expenses that would be incurred under this Contract assuming a $1000 investment and 5% annual return, and no election of either of the available optional benefits. THESE DOLLAR FIGURES ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN BELOW.



                                                                        If you do not
                                               If you surrender your    surrender your            If you annuitize your
                                                Contract at the end     Contract at the           Contract at the end
                                                 of the applicable      end of the                of the applicable
                                                    time period         applicable time period    time period

   Subaccount                                      1 Yr.   3 Yrs.         1 Yr.  3 Yrs.             1 Yr.*    3 Yrs.
   ----------                                      --------------         -------------             ----------------
  Alger American Small Capitalization
  Alger American Growth
  Fidelity VIP Fund-Equity Income
  Fidelity VIP Fund-Growth
  Fidelity VIP Fund-High Income
  Fidelity VIP Fund-Overseas
  Fidelity VIP Fund II-Index 500
  Fidelity VIP Fund II-Contrafund
  Market Street Common Stock
  Market Street Sentinel Growth
  Market Street Aggressive Growth
  Market Street Managed
  Market Street Bond
  Market Street International
  Market Street Money Market
  Strong Special Fund II, Inc.
  Strong Growth Fund II

For an Owner who has elected both the Enhanced Death Benefit Rider and the Critical Needs Rider (see "Optional Benefits", page ), and again assuming a $1000 investment and 5% annual return, the chart below depicts the annual expenses that would be incurred under this Contract:

                                                                        If you do not
                                               If you surrender your    surrender your            If you annuitize your
                                                Contract at the end     Contract at the           Contract at the end
                                                 of the applicable      end of the                of the applicable
                                                    time period         applicable time period    time period

   Subaccount                                      1 Yr.   3 Yrs.         1 Yr.  3 Yrs.             1 Yr.*    3 Yrs.
   ----------                                      --------------         -------------             ----------------
  Alger American Small Capitalization
  Alger American Growth
  Fidelity VIP Fund-Equity Income
  Fidelity VIP Fund-Growth
  Fidelity VIP Fund-High Income
  Fidelity VIP Fund-Overseas
  Fidelity VIP Fund II-Index 500
  Fidelity VIP Fund II-Contrafund
  Market Street Common Stock
  Market Street Sentinel Growth
  Market Street Aggressive Growth
  Market Street Managed
  Market Street Bond
  Market Street International
  Market Street Money Market

  Strong Special Fund II, Inc.
  Strong Growth Fund II


*A Contingent Deferred Sales Charge will be assessed if the Contract is annuitized within two years of the Date of Issue.

      The purpose of the Summary of Contract Expenses and Example is to assist the Owner in understanding the various costs and expenses that will be borne directly or indirectly when investing in the Contract. The expenses of the Variable Account as well as those of the underlying Funds are reflected in the Example. For more complete descriptions of the expenses of the Variable Account, see "Charges and Deductions", page . For more complete information regarding expenses paid out of the assets of the underlying Funds, see the underlying Fund prospectuses. Deductions for premium taxes may also apply but are not reflected in the Example shown above (see "Premium Taxes", page ).

                                  INTRODUCTION

         These contracts may be offered as: (1) Non-Qualified Contracts, or (2) Qualified Contracts.

         The Contract is available, with certain exceptions, to Owners age 85 and younger. See "Issuance of a Contract", page . The initial Premium Payment must be at least $5,000 for Non-Qualified Contracts, and in general must be at least $1500 for Individual Retirement Annuities or Tax Sheltered Annuities (National Life may at its discretion permit initial Premium Payments lower than the $1500 minimum if a group of Contracts are being purchased by a group of individuals and funds are remitted electronically). Subsequent Premium Payments may be made at any time, but must be at least $100, except that National Life may accept lower Premium Payments at its discretion if the Premium Payments are remitted electronically. The cumulative total of all Premium Payments under Contracts issued on the life of any one Designated Annuitant may not exceed $1,000,000 without the prior consent of National Life (see "Premium Payments", page ).

         If the Contract Value at the Annuitization Date is less than $3,500, the Contract Value may be distributed in one lump sum in lieu of annuity payments. If any annuity payment would be less than $100, National Life shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100. In no event, however, will annuity payments be made less frequently than annually (see "Annuitization - Frequency and Amount of Annuity Payments", page ).

         National Life does not deduct a sales charge from Premium Payments made for these Contracts. However, if a Withdrawal is made with respect to any part of the Contract Value of such Contracts, the Contract is surrendered, or the Contract is annuitized within two years after the Date of Issue, National Life will, with certain exceptions, deduct from the Owner's Contract Value a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Premium Payments made within 84 months prior to the date of the request to surrender, or the amount surrendered. This charge, when applicable, is imposed to permit National Life to recover sales expenses which have been advanced by National Life (see "Contingent Deferred Sales Charge", page ).

         National Life deducts from the Variable Account an amount, computed daily, which is equal to an annual rate of 1.40% of the daily net asset value. This charge consists of a 0.15% Administration Charge and a 1.25% Mortality and Expense Risk Charge. The Mortality and Expense Risk Charge is for the mortality and expense risks assumed by National Life under the Contracts. The Administration Charge will reimburse National Life for the administrative expenses related to the issue and maintenance of the Contracts (see "Charges and Deductions, page ). For Contracts which have Contract Values as of the time for such assessment of less than $50,000, National Life will also assess an Annual Contract fee in the amount of $30, payable on the Date of Issue and at each Contract Anniversary thereafter if on such Contract Anniversary the Contract Value is less than $50,000 (see "Annual Contract Fee", page ).

         If a governmental entity imposes premium taxes, National Life will make a deduction for premium taxes in a corresponding amount. Certain states impose a premium tax, currently ranging up to 3.5% (see "Premium Taxes", page ).

         To be sure that the Owner is satisfied with the Contract, the Owner has a ten day free look. Some states may require a longer period. Within ten days of the day the Contract is received, it may be returned to the Home Office of National Life, at the address shown on page 1 of this prospectus. When the Contract is received by National Life, National Life will void the Contract and refund the Contract Value, unless otherwise required by state and/or federal law.

         In the case of Individual Retirement Annuities and Contracts issued in states that require the return of Premium Payments , National Life will refund the greater of: (i) Premium Payments or (ii) Contract Value plus any amount deducted by National Life for state premium taxes. In these cases, National Life may require that all Contract Value allocated to the Variable Account initially be held in the Market Street Money Market Subaccount (see "Free Look", page ). At the end of the free look period, Contract Value will be allocated among the Subaccounts of the Variable Account and the Fixed Account based on the allocation percentages specified in the application. For this purpose, National Life assumes the free look period ends 20 days after the Date of Issue.

      NATIONAL LIFE INSURANCE COMPANY, THE VARIABLE ACCOUNT, AND THE FUNDS

NATIONAL LIFE INSURANCE COMPANY

         National Life, a mutual life insurance company chartered in 1848 under Vermont law, is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions. National Life assumes all mortality and expense risks under the Contracts and its assets support the Contract's benefits. On December 31, 1996, National Life's assets were over $ billion. Financial Statements for National Life are contained in the Statement of Additional Information.

THE VARIABLE ACCOUNT

         The Variable Account was established by National Life on November 1, 1996, pursuant to the provisions of Vermont law. National Life has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or National Life by the Securities and Exchange Commission.

         The Variable Account is a separate investment account of National Life and, as such, is not chargeable with liabilities arising out of any other business National Life may conduct. National Life does not guarantee the investment performance of the Variable Account. Obligations under the Contracts, however, are obligations of National Life. Income, gains and losses, whether or not realized, from the assets of the Variable Account are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains, or losses of National Life.

         Premium Payments are allocated within the Variable Account among one or more Subaccounts made up of shares in the underlying Fund options designated by the Owner. A separate Subaccount is established within the Variable Account for each of the underlying Fund options that may be designated by the Owner.

UNDERLYING FUND OPTIONS

         Owners may choose from among a number of different Subaccount options. However, National Life reserves the right to limit the number of different Subaccounts used in any Contract over its entire life to 17.

         Summary information, including the investment objectives for each of the underlying Funds held in the Subaccounts is set forth below. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

THE ALGER AMERICAN FUND

         The Alger American Fund is a "series" type Fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Alger American Fund. It was incorporated under law on , 199 , and commenced operations on , 199 . Fred Alger Management, Inc., acts as the Fund's investment advisor.

      ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

         Investment Objective: To seek long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with a total market capitalization of $1 billion or greater. Income is a consideration in the selection of investments but is not an investment objective of the Portfolio.

      ALGER AMERICAN GROWTH PORTFOLIO

         Investment Objective: To seek long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with a total market capitalization of $1 billion or greater. Income is a consideration in the selection of investments but is not an investment objective of the Portfolio.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

         The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research National Life ("FMR") is the Fund's manager.

       -EQUITY-INCOME PORTFOLIO

         Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

       -GROWTH PORTFOLIO

         Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying Funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

       -HIGH INCOME PORTFOLIO

         Investment Objective: Seeks to obtain a high level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. The Portfolio manager will seek high current income normally by investing the Portfolio's assets as follows:

                           - at least 65% in income-producing debt securities and preferred stocks, including convertible securities; and

                           - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed- income and equity securities.

         The Portfolio's investment strategy may provide the opportunity for higher than average yields by investing in securities with higher than average risk, such as lower rated and unrated debt and comparable equity instruments. For a discussion of the risks associated with such investments, please see the "Risks of Lower Rated Debt Securities" section of the Portfolio's prospectus.

       -OVERSEAS PORTFOLIO

         Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

         The Variable Insurance Products Fund II is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") is the Fund's manager.

         -INDEX 500 PORTFOLIO

         Investment Objective: To seek to match the total return of the Standard & Poors' Composite Index of 500 Stocks ("S&P 500") while keeping expenses low. FMR normally invests at least 80% of the fund's assets in equity securities of companies that compose the S&P 500.

         -CONTRAFUND PORTFOLIO

         Investment Objective: To seek capital appreciation by investing primarily in companies that the Fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

MARKET STREET FUND, INC.

         The Market Street Fund, Inc is a "series" type Fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Fund. It was incorporated under law on , 198 , and commenced operations on , 198 . Sentinel Advisors Company acts as the Fund's investment advisor for all portfolios except the International Fund, whose investment advisor is Providentmutual Investment Management Company, and whose subadvisor is The Boston Company Asset Management, Inc.

         COMMON STOCK PORTFOLIO

         Investment Objective: To seek a combination of long-term growth of capital and current income with relatively low risk by investing in common stocks of many well-established companies.

         SENTINEL GROWTH PORTFOLIO

         Investment Objective: To seek long-term growth of capital through equity participation in companies having growth potential believed by its investment adviser to be more favorable than the U.S. economy as a whole, with a focus on relatively well-established companies.

         AGGRESSIVE GROWTH PORTFOLIO

         Investment Objective: To seek to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

         BOND PORTFOLIO

         Investment Objective: To seek to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

         MANAGED PORTFOLIO

         Investment Objective: To seek to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

         INTERNATIONAL PORTFOLIO

         Investment Objective: To seek long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

         MONEY MARKET PORTFOLIO

         Investment Objective: To seek to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT, AND THERE CAN BE NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.

STRONG SPECIAL FUND II, INC.

         The Strong Special Fund II, Inc. is a diversified, open-end management company commonly called a Fund. The Special Fund II, Inc. was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management Inc. (the "Advisor) is the investment advisor for the Fund.

         Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.

STRONG VARIABLE INSURANCE FUNDS, INC.

         Strong Variable Insurance Funds, Inc. ("Corporation") is an open-end management investment company commonly referred to as a Fund. Incorporated in the State of Wisconsin, the Corporation has been authorized to issue shares of common stock and series and classes of series of common stock. The series are offered by the Corporation to insurance company separate accounts for the purpose of funding variable life insurance policies and variable annuity contracts. Strong Capital Management,. Inc. is the investment advisor to the Funds.

         -GROWTH FUND II

         Investment Objective: To seek capital growth. It invests primarily in equity securities that the advisor believes have above-average growth prospects.

         National Life has entered into or may enter into agreements with Funds pursuant to which the adviser or distributor pays National Life a fee based upon an annual percentage of the average net asset amount invested by National Life on behalf of the Variable Account and other separate accounts of National Life. These percentages may differ, and National Life may be paid a greater percentage by some investment advisers or distributors than other advisers or distributors. These agreements reflect administrative services provided by National Life.

         The underlying Fund options may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the

Variable Account and other separate accounts of National Life. Although National Life does not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Variable Account and one or more of the other separate accounts participating in the underlying Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and those of other companies, or some other reason. In the event of conflict, National Life will take any steps necessary to protect Owners and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying Fund of Funds which are involved in the conflict.

                   DETAILED DESCRIPTION OF CONTRACT PROVISIONS

ISSUANCE OF A CONTRACT

      If the Owner is a human being, the Contract is available to Owners up to and including age 85 on the Date of Issue. If the Contract is issued to Joint Owners, then the oldest of the Joint Owners must be 85 years of age or younger on the Date of Issue. If the Owner is not a human being, then the age of the Annuitant governs, and must meet the requirements for Owners set forth above.

      In order to purchase a Contract, an individual must forward an application to National Life through a licensed National Life agent who is also a registered representative of Equity Services, Inc. ("ESI"), the principal underwriter of the Contracts, or another broker/dealer having a Selling Agreement with ESI or a broker/dealer having a Selling Agreement with such a broker/dealer.

PREMIUM PAYMENTS

         The Initial Premium Payment. The initial Premium Payment must be at least $5,000 for Non-Qualified Contracts, and in general must be at least $1500 for Qualified Contracts (National Life may at its discretion permit initial Premium Payments lower than the $1500 minimum if a group of Contracts are being purchased by a group of individuals and funds are remitted electronically).

         Subsequent Premium Payments. Subsequent Premium Payments may be made at any time, but must be at least $100, except that National Life may accept lower Premium Payments at its discretion if the Premium Payments are remitted electronically. Subsequent Premium Payments to the Variable Account will be priced on the basis of the Accumulation Unit Value next computed for the appropriate Subaccount after the additional Premium Payment is received.

         The cumulative total of all Premium Payments under Contracts issued on the life of any one Annuitant may not exceed $1,000,000 without the prior consent of National Life.

         Premium Payments will not be processed on the following days: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, the day after Thanksgiving and Christmas Day.

         Allocation of Premium Payments. In the application for the Contract, the Owner will indicate how Premium Payments are to be allocated among the Subaccounts of the Variable Account and/or the Fixed Account. These allocations may be changed at any time by the Owner by written notice to National Life at its Home Office, or if the telephone transaction privilege has been elected, by telephone instructions (see "Telephone Transaction Privilege", page ). The percentages of Premium Payments that may be allocated to any Subaccount must be in whole numbers of not less than 5%, and the sum of the allocation percentages must be 100%. National Life will allocate the initial Premium Payment within two business days after receipt, if the application and all information necessary for processing the order are complete. If the application is not properly completed, National Life will retain the initial Premium Payment for up to five business days while attempting to complete the application. If the application is not complete at the end of the five day period, National Life will inform the applicant of the reason for the delay and the initial Premium Payment will be returned immediately, unless the applicant specifically consents to National Life retaining the initial Premium Payment until the application is complete. Once the application is complete, the initial Premium Payment will be allocated as designated by the Owner within two business days.

         Notwithstanding the foregoing, in jurisdictions where National Life must refund the greater of aggregate Premium Payments or Contract Value plus any amount deducted for state premium taxes in the event the Owner exercises the free look right, any portion of the initial Premium Payment to be allocated to a Subaccount will be allocated to the Market Street Money Market Subaccount for the free look period following the Date of Issue. At the end of that period, the amount in the Market Street Money Market Subaccount will be allocated to the Subaccounts as designated by the Owner based on the proportion that the allocation percentage for each such Subaccount bears to the sum of the allocation percentages to the Subaccounts set forth in the Premium Payment allocation schedule then in effect.

         National Life will allocate subsequent Premium Payments as of the Valuation Date it receives such Premium Payments at its Home Office, based on the Owner's allocation percentages then in effect. At the time of allocation, Premium Payments are applied to the purchase of shares of the respective underlying Funds at net asset value for the respective Subaccount(s) and converted into Accumulation Units.

         National Life reserves the right to limit the number of Variable Account Subaccounts used in a single Contract over the entire life of the Contract to 17.

         The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk. Owners should periodically review their allocation percentages in light of market conditions and the Owner's overall financial objectives.

TRANSFERS

         The Owner may transfer the Contract Value among the Subaccounts of the Variable Account, and between the Variable Account and the Fixed Account, subject to the limitations set forth below, by making a written transfer request to National Life, or if the telephone transaction privilege has been elected, by telephone instructions to National Life. See "Telephone Transaction Privilege", page . Transfers between and among the Subaccounts of the Variable Account and the Fixed Account are made as of the Valuation Day that the request for transfer is received at the Home Office. Transfers to or from the Subaccounts of the Variable Account may be postponed under certain circumstances. See "Surrender," page .

         National Life currently allows transfers to the Fixed Account of all or any part of the Variable Account Contract Value, without charge or penalty. With respect to transfers from the Variable Account to the Fixed Account, National Life reserves the right to restrict transfers to the Fixed Account to 25% of the Variable Account Contract Value for any Contract Year determined as of the most recent Contract Anniversary.

         Owners may, once per year within 45 days after the end of the calendar year, transfer a portion of the unloaned value in the Fixed Account to the Variable Account. The maximum percentage that may be transferred will be determined by National Life in its sole discretion prior to the end of the calendar year, but will not be less than 10% of the total value in the Fixed Account as of the date the request is made. Following a transfer from the Fixed Account to the Variable Account, National Life reserves the right to require that the value so transferred remain in the Variable Account for at least one year before it may be transferred back to the Fixed Account.

         National Life does not permit transfers between the Variable Account and the Fixed Account after the Annuitization Date.

         National Life has no current intention to impose a transfer charge in the foreseeable future. However, National Life reserves the right, upon prior notice to Owners, to impose a transfer charge of $25 for each transfer in excess of twelve transfers in any one Contract Year. See "Transfer Charge", page .

VALUE OF A VARIABLE ACCOUNT ACCUMULATION UNIT

         The value of a Variable Account Accumulation Unit for each Subaccount was arbitrarily set initially at $10 when the Subaccounts commenced operations. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Subaccount for the immediately preceding Valuation Period by the Net Investment Factor for the Subaccount during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. No minimum Accumulation Unit value is guaranteed. The number of Accumulation Units will not change as a result of investment experience.

                  Net Investment Factor. Each Subaccount of the Variable Account has its own Net Investment Factor. The Net Investment Factor measures the daily investment performance of that Subaccount. The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Fund shares, because of the deduction for the Mortality and Expense Risk Charge and Administration Charge.

         Underlying Fund shares in the Variable Account will be valued at their net asset value. For underlying Funds that credit dividends on a daily basis and pay such dividends once a month (the Market Street Money Market Portfolio), the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

  DETERMINING THE CONTRACT VALUE

         The Contract Value is the sum of: 1) the value of all Variable Account Accumulation Units, and 2) amounts allocated and credited to the Fixed Account, minus any outstanding loans on the Contract and accrued interest on such loans. When charges or deductions are made against the Contract Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Owner's interest in the Variable Account and Fixed Account bears to the total Contract Value. Value held in the Fixed Account is not subject to Variable Account charges (Mortality and Expense Risk and Administration Charges), but may be subject to Contingent Deferred Sales Charges, the Annual Contract Fee, and premium taxes, if applicable.

ANNUITIZATION

         Maturity Date. The Owner selects a Maturity Date at the time of application. Such date must be at least 2 years after the Date of Issue, unless otherwise approved.

         The Owner may, upon prior written notice to National Life, defer the Maturity Date. If the Owner requests in writing (see "Ownership Provisions", page ), and National Life approves the request, the Maturity Date may be accelerated.

         Election of Payment Options. The Owner may, upon prior written notice to National Life, at any time prior to the Annuitization Date, elect one of the Annuity Payment Options.

         If an election of an Annuity Payment Option is not on file with National Life on the Annuitization Date, the proceeds will be paid as Option 3 - Payments for Life with 120 months certain. The Contract Value in each Subaccount less any premium tax previously unpaid, will be applied to provide a Variable Annuity payment and the Contract Value in the Fixed Account, less any premium tax previously unpaid, will be applied to provide a Fixed Annuity payment. An Annuity Payment Option may be elected, revoked or changed by the Owner at any time before the Annuitization Date upon 30 days prior written notice. The Annuity Payment Options available are described below.

         Frequency and Amount of Annuity Payments. Annuity payments will be paid as monthly installments. However, if the amount to be applied under any Annuity Payment Option is less than $3,500, National Life shall have the right to pay such amount in one lump sum in lieu of the payments otherwise provided for. In addition, if the payments provided for would be or become less than $100,

National Life shall have the right to change the frequency of payments to such intervals as will result in payments of at least $100. In no event will National Life make payments under an annuity option less frequently than annually.

ANNUITIZATION - VARIABLE ACCOUNT

         At the Annuitization Date the Variable Account Contract Value is applied to the Annuity Payment Option elected and the amount of the first such payment made shall be determined in accordance with the applicable Annuity Table in the Contract.

         Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the Variable Account. The dollar amount of the first annuity payment determined as above is divided by the value of an Annuity Unit as of the Annuitization Date to establish the number of Annuity Units representing each monthly annuity payment. This number of Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of each subsequent payment is determined by multiplying the fixed number of Annuity Units by the value of an Annuity Unit for the Valuation Period in which the payment is due. National Life guarantees that the dollar amount of each payment after the first will not be affected by variations in mortality experience from mortality assumptions used to determine the first payment.

         Value of an Annuity Unit. The value of an Annuity Unit for a Subaccount was arbitrarily set initially at $10 when the first underlying Fund shares were purchased. The value of an Annuity Unit for a Subaccount for any subsequent Valuation Period is determined by multiplying the value of an Annuity Unit for the immediately preceding Valuation Period by the applicable Net Investment Factor for the Valuation Period for which the value of an Annuity Unit is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 3.5% per annum (see "Net Investment Factor", page ).

         Assumed Investment Rate. A 3.5% Assumed Investment Rate is built into the Annuity Tables contained in the Contracts. A higher assumption would mean a higher initial payment but more slowly rising or more rapidly failing subsequent payments. A lower assumption would have the opposite effect. If the actual investment return is at the annual rate of 3.5%, the annuity payments will be level.


ANNUITIZATION - FIXED ACCOUNT

         A Fixed Annuity is an annuity with payments which are guaranteed by National Life as to dollar amount during the annuity payment period. The first Fixed Annuity payment will be determined by applying the Fixed Account Contract Value to the applicable Annuity Table in accordance with the Annuity Payment Option elected. This will be done at the Annuitization Date on an age nearest birthday basis. Fixed Annuity payments after the first will not be less than the first Fixed Annuity payment.

         National Life does not credit discretionary interest to Fixed Annuity payments during the annuity payment period for annuity options based on life contingencies. The Annuitant must rely on the Annuity Tables applicable to the Contracts to determine the amount of such Fixed Annuity payments.

ANNUITY PAYMENT OPTIONS

         Any of the following Annuity Payment Options may be elected:

         Option 1-Payments for a Stated Time. Monthly payments will be made for the number of years selected, which may range from 5 years to 30 years.

         Option 2-Payments for Life-An annuity payable monthly during the lifetime of a Chosen Human Being (who may be named at the time of election of the Payment Option), ceasing with the last payment due prior to the death of the Chosen Human Being. IT WOULD BE POSSIBLE

         UNDER THIS OPTION FOR THE PAYEE TO RECEIVE ONLY ONE ANNUITY PAYMENT IF THE CHOSEN HUMAN BEING DIED BEFORE THE SECOND ANNUITY PAYMENT DATE, TWO ANNUITY PAYMENTS IF THE CHOSEN HUMAN BEING BEFORE THE THIRD ANNUITY PAYMENT DATE, AND SO ON.

         Option 3-Payments for Life with Period Certain-Guaranteed-An annuity that if at the death of the Chosen Human Being payments have been made for fewer than 120 or 240 months, as selected, guaranteed annuity payments will be continued during the remainder of the selected period to the Payee, or another recipient as chosen by the Payee at the time the Annuity Payment Option was selected. In the alternative, the recipient may, at any time, elect to have the present value of the guaranteed number of annuity payments remaining paid in a lump sum, computed as of the date on which notice of death of the Chosen Human Being is received by National Life at its Home Office.

         Other Annuity Payment Options may be available.

         Some of the stated Annuity Payment Options may not be available in all states. The Owner may request an alternative non-guaranteed option by giving notice in writing prior to Annuitization. If such a request is approved by National Life, it will be permitted under the Contract.

         Individual Retirement Annuities and Tax Sheltered Annuities are subject to the minimum Distribution requirements set forth in the Code.

         Under Payment Option 1, the Owner may change to any other Payment Option at any time. At the time of the change, the remaining value will be applied to the new Payment Option to determine the amount of the payments. Under Payment Option 1, the Owner may also fully surrender the Contract at any time or make Withdrawals at any time or from time to time. A surrender or Withdrawal will be subject to any applicable Contingent Deferred Sales Charge at the time of the surrender or Withdrawal.

DEATH OF OWNER

         If any Owner or Joint Owner dies prior to the Annuitization Date, then, unless the Enhanced Death Benefit Rider has been elected, a Death Benefit in an amount equal to, if such Owner or Joint Owner dies prior to attaining age 81, the greater of (a) the Contract Value, or (b) the Net Premium Payments made to the Contract, in each case minus any applicable premium tax charge, will be paid to the Beneficiary. If such Owner or Joint Owner dies after attaining age 81, then the Death Benefit shall be equal to the Contract Value, minus any applicable premium tax charge.

         Unless the Beneficiary is the deceased Owner's (or Joint Owner's) spouse, the Death Benefit must be distributed within five years of such Owner's death. The Beneficiary may, however, elect to receive Distribution in the form of a life annuity or an annuity for a period not exceeding his or her life expectancy. Such annuity must begin within one year following the date of the Owner's death, and is currently available only as a Fixed Annuity. If the Beneficiary is the spouse of the deceased Owner (or Joint Owner), then the Contract may be continued without any required Distribution. If the deceased Owner (or Joint Owner) and the Annuitant are the same person, the death of that person will be treated as the death of the Owner for purposes of determining the Death Benefit payable.

         Qualified Contracts may be subject to specific rules set forth in the Plan, Contract, or Code concerning Distributions upon the death of the Owner.

DEATH OF ANNUITANT PRIOR TO THE ANNUITIZATION DATE

         If an Annuitant who is not an Owner dies prior to the Annuitization Date, the Contract will mature, and a Death Benefit equal to the Cash Surrender Value of the Contract will be payable to the Beneficiary, unless a Contingent Annuitant has been named or the Owner names a Contingent Annuitant within 90 days of such Annuitant's death, in which case the Contract may be continued without any required Distribution. If no Beneficiary is named (or if the Beneficiary predeceases the Annuitant), then the Death Benefit will be paid to the Owner. If the Owner is not a human being, then the death of the Annuitant will be treated as if it were the death of the Owner, and the disposition of the Contract will follow the death of the Owner provisions set forth above.

         In any case where a Death Benefit is paid, the value of the Death Benefit will be determined as of the Valuation Day coincident with or next following the date National Life receives in writing: (1) due proof of the Annuitant's or an Owner's (or Joint Owner's) death; (2) an election for either a single sum payment or an Annuity Payment Option (currently only Fixed Annuities are available in these circumstances); and (3) any form required by state insurance laws. If a single sum payment is requested, payment will be made in accordance with any applicable laws and regulations governing the payment of Death Benefits. If an Annuity Payment Option is requested, election must be made by the Beneficiary during the 90-day period commencing with the date written notice is received by National Life, and as otherwise required by law. If no election has been made by the end of such 90-day period commencing with the date written notice is received by National Life, or as otherwise required by law, the Death Benefit will be paid in a single sum payment.

REQUIRED DISTRIBUTION FOR QUALIFIED PLANS AND TAX SHELTERED ANNUITIES

         The entire interest of an Annuitant under a Qualified Plan or a Tax Sheltered Annuity Contract will be distributed in a manner consistent with the Minimum Distribution and Incidental Benefit (MDIB) provisions of Section 401(a)(9) of the Code and regulations thereunder, as applicable, and will be paid, notwithstanding anything else contained herein, to the Owner/Annuitant under the Annuity Payments Option selected, over a period not exceeding:

         (a) the life of the Owner/Annuitant or the lives of the Owner/Annuitant and the Owner/Annuitant's Beneficiary; or

         (b) a period not extending beyond the life expectancy of the Owner/Annuitant or the life expectancy of the Owner/Annuitant and the Owner/Annuitant's Beneficiary.

         If the Owner/Annuitant's entire interest is to be distributed in equal or substantially equal payments over a period described in (a) or (b), such payments will commence not later than the first day of April following the calendar year in which the Owner/Annuitant attains age 70 1/2 (the required beginning date). Beginning January 1, 1997, for an Owner/Annuitant other than a "5 percent owner" (as defined in Code Section in the case of a governmental plan (as defined in Code Section 414(d)), or church plan (as defined in Code Section 401(a)(9)(C)), the Required Beginning Date will be the later of the dates determined under the preceding sentence or April 1 of the calendar year following the calendar year in which the Annuitant retires.

         If the Owner dies prior to the commencement of his or her Distribution, the interest in the Qualified Plan or Tax Sheltered Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of his or her death occurs unless:

(a) the Owner names his or her surviving spouse as the Beneficiary and such spouse elects to:


         (i) in the case of a Tax-Sheltered Annuity, treat the annuity as a Tax Sheltered Annuity established for his or her benefit; or

         (ii) receive Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Owner would have attained age 70 1/2; or


(b) the Owner names a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Owner dies.

         If the Owner/Annuitant dies after Distribution has commenced, Distribution must continue at least as rapidly as under the schedule being used prior to his or her death.

         Payments commencing on the Required Beginning Date will not be less than the lesser of the quotient obtained by dividing the entire interest of the Owner/Annuitant by the life expectancy of the Owner/Annuitant, or the joint and last survivor expectancy of the Owner/Annuitant and the Owner/Annuitant's Designated Beneficiary (whichever is applicable under the applicable Minimum Distribution or MDIB provisions). Life expectancy and joint and last survivor expectancy are computed by the use of return multiples contained in Section 1.72-9 of the Treasury Regulations.

         Other distribution rules may apply to Section 457 plans.

         If the amounts distributed to the Owner are less than those mentioned above, a penalty tax of 50% is levied on the amount that should have been distributed for that year.

REQUIRED DISTRIBUTIONS FOR INDIVIDUAL RETIREMENT ANNUITIES

         Distribution from an Individual Retirement Annuity must begin not later than April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. Distribution may be accepted in a lump sum or in nearly equal payments over: (a) the Owner's life or the lives of the Owner and the Owner's spouse or designated Beneficiary, or (b) a period not extending beyond the Owner and the Owner's spouse or designated Beneficiary.

         If the Owner dies prior to the commencement of the Distribution, the interest in the Individual Retirement Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of the Owner's death occurs unless:

(a) The Owner has named his or her surviving spouse as the designated Beneficiary and such spouse elects to:

         (i) treat the annuity as an Individual Retirement Annuity established for his or her benefit; or

         (ii) receive Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Owner would have attained age 70 1/2; or

(b) The Owner has named a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Owner dies.

         If the Owner dies after Distribution has commenced, the Distribution must continue at least as rapidly as under the schedule being used prior to the Owner's death, except to the extent that a surviving spouse Beneficiary may elect to treat the Contract as his or her own, in the same manner as is described in section (a)(i) of this provision.

         If the amounts distributed to the Owner are less than those mentioned above, a penalty tax of 50% is levied on the amount that should have been distributed for that year.

         A pro-rata portion of all Distributions will be included in the gross income of the person receiving the Distribution and taxed at ordinary income tax rates. The portion of the Distribution which is taxable is based on the ratio between the amount by which non-deductible Premium Payments exceed prior non-taxable Distributions and total account balances at the time of the Distribution. The Owner must annually report the amount of non-deductible Premium Payments, the amount of any Distribution, the amount by which non-deductible Premium Payments for all years exceed non-taxable Distributions for all years and the total balance of all Individual Retirement Annuities.

         Individual Retirement Annuity Distributions will not receive the benefit of the tax treatment of a lump sum Distribution from a Qualified Plan. If the Owner dies prior to the time Distribution of the Owner's interest in the annuity is completed, the balance will also be included in the Owner's gross estate.

GENERATION-SKIPPING TRANSFERS

         National Life may determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, the payment will be reduced by any tax National Life is required to pay by Section 2603 of the Code.

         A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Owner.

OWNERSHIP PROVISIONS

         Unless otherwise provided, the Owner has all rights under the Contract. IF THE PURCHASER NAMES SOMEONE OTHER THAN HIMSELF OR HERSELF AS OWNER, THE PURCHASER WILL HAVE NO RIGHTS UNDER THE CONTRACT. If Joint Owners are named, each Joint Owner will possess an undivided interest in the Contract. The death of any Joint Owner will trigger the provisions of the Contract relating to the death of the Owner. Unless otherwise provided, when Joint Owners are named, the exercise of any ownership right in the Contract (including the right to surrender the Contract or make a Withdrawal, to change the Owner, the Annuitant, a Contingent Annuitant, the Beneficiary, the Annuity Payment Option or the Maturity Date) shall require a written indication of an intent to exercise that right, signed by all Joint Owners.

         Prior to the Annuitization Date, the Owner may name a new Owner. Such change may be subject to state and federal gift taxes, and may also result in current federal income taxation (see "Taxes"). Any change of Owner will automatically revoke any prior Owner designation. Any request for change of Owner must be (1) made by proper written application, (2) received and recorded by National Life at its Home Office, and (3) may include a signature guarantee as specified in the "Surrender" provision. The change will become effective as of the date the written request is signed. A new choice of Owner will not apply to any payment made or action taken by National Life prior to the time it was received and recorded.

         The Owner may request a change in the Annuitant or Contingent Annuitant before the Annuitization Date. Such a request must be made in writing on a form acceptable to National Life and must be signed by the Owner and the person to be named as Annuitant or Contingent Annuitant. Any such change is subject to underwriting and approval by National Life.

ARBITRATION

         Except where otherwise required by state law, the Contract provides that any controversy under the Contract shall be settled by arbitration in the state of residence of the Owner, in accordance with the rules of the American Arbitration Association or any similar rules to which the parties agree. Any award rendered through arbitration will be final on all parties, and the award may be enforced in court.

         The purpose of the arbitration is to provide an alternative dispute resolution mechanism for investors that may be more efficient and less costly than court litigation. Owners should be aware, however, that arbitration is, as noted above, final and binding on all parties, and that the right to seek remedies in court is waived, including the right to jury trial. Pre-arbitration discovery is generally more limited than and different from court discovery procedures, and the arbitrator's award is not required to include factual findings or legal reasoning. Any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

                             CHARGES AND DEDUCTIONS

         All of the charges described in this section apply to Variable Account allocations. Allocations to the Fixed Account are subject to Contingent Deferred Sales Charges, the Annual Contract Fee and Premium Tax deductions and charges for optional benefits, if applicable, but are not subject to charges exclusive to the Variable Account: the Mortality and Expense Risk Charge and the Administration Charge.


      National Life deducts the charges described below to cover its costs and expenses, services provided and risks assumed under the Contracts. National Life incurs certain costs and expenses for the distribution and administration of the Contracts and for providing the benefits payable thereunder. More particularly, these administrative services include: processing applications for and issuing the Contracts, processing purchases and redemptions of Fund shares as required (including automatic withdrawal services), maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values), reconciling and depositing cash receipts, providing Contract confirmations, providing toll-free inquiry services and furnishing telephone transaction privileges. The risks National Life assumes include: the risk that the actual life-span of persons receiving annuity payments under Contract guarantees will exceed the assumptions reflected in National Life's guaranteed rates (these rates are incorporated in the Contract and cannot be changed); the risk that Death Benefits, or the Enhanced Death Benefit under the optional Enhanced Death Benefit Rider, will exceed the actual Contract Value, the risk that more Owners than expected will qualify for waivers of the Contingent Deferred Sales Charge; and the risk that National Life's costs in providing the services will exceed its revenues from the Contract charges (which cannot be changed by National Life). The amount of a charge will not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the Contingent Deferred Sales Charge collected may not fully cover all of the distribution expenses incurred by National Life.

DEDUCTIONS FROM THE VARIABLE ACCOUNT

      We deduct from the Variable Account an amount, computed daily, which is equal to an annual rate of 1.40% of the daily net asset value. The charge consists of a 0.15% Administration Charge and a 1.25% Mortality and Expense Risk Charge.

CONTINGENT DEFERRED SALES CHARGE

         No deduction for a sales charge is made from the Premium Payments for these Contracts. However, if a Withdrawal is made with respect to any part of the Contract Value of such a Contract or a Contract is surrendered, or annuitized within two years after the Date of Issue, National Life will, with certain exceptions, deduct a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Premium Payments made within 84 months prior to the date of the request to surrender, or the amount withdrawn.

         The Contingent Deferred Sales Charge is calculated by multiplying the applicable Contingent Deferred Sales Charge percentages noted below by the Premium Payments that are withdrawn or surrendered. For purposes of calculating the Contingent Deferred Sales Charge, Withdrawals or surrenders are considered to come first from the oldest Premium Payment made to the Contract, then the next oldest Premium Payment and so forth, with any earnings attributable to such Premium Payments considered withdrawn only after all Premium Payments made to the Contract have been considered withdrawn (no Contingent Deferred Sales
Charge is ever assessed with respect to a Withdrawal or surrender of earnings). For tax purposes, a surrender is usually treated as a withdrawal of earnings first. This charge will apply in the amounts set forth below to Premium
Payments within the time periods set forth.

         The Contingent Deferred Sales Charge applies to Premium Payments as follows:


NUMBER OF COMPLETED              CONTINGENT DEFERRED            NUMBER OF COMPLETED            CONTINGENT DEFERRED
YEARS FROM DATE OF               SALES CHARGE                   YEARS FROM DATE OF             SALES CHARGE
PREMIUM PAYMENT                  PERCENTAGE                     PREMIUM PAYMENT                PERCENTAGE
----------------                 ----------                     ---------------                -----------

         0                             7%                                4                           3%
         1                             6%                                5                           2%
         2                             5%                                6                           1%
         3                             4%                                7                           0%

         In any Contract Year, except in the states referred to in the last sentence of this paragraph, the Owner may effect Withdrawals without a Contingent Deferred Sales Charge ("CDSC") of an aggregate amount equal to 15% of the Contract Value as of the most recent Contract Anniversary. This CDSC-free Withdrawal privilege does not apply to full surrenders of the Contract, and if a full surrender is made within one year of exercising a CDSC-free Withdrawal, then the Contingent Deferred Sales Charge will be assessed as if the surrender had been taken in a single step. The CDSC-free feature is also non-cumulative; so that free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year. In addition, any amount withdrawn in order to meet minimum Distribution requirements under the Code shall be free of CDSC. The Owner may be subject to a tax penalty if the Owner takes Withdrawals prior to age 59 1/2 (see "Federal Income Tax Considerations"). In any states which require that any CDSC-free Withdrawal provision be available on full surrenders as well as Withdrawals, the CDSC-free Withdrawal provision will apply to full surrenders but will be limited to 10% of the Contract Value as of the most recent Contract Anniversary for both Withdrawals and full surrenders.

         In addition, no Contingent Deferred Sales Charge will be deducted: (1) upon the Annuitization of Contracts which have been in force for at least two years, (2) upon payment of a death benefit pursuant to the death of the Owner, or (3) from any values which have been held under a Contract for at least 84 months. No Contingent Deferred Sales Charge applies upon the transfer of value among the Subaccounts or between the Fixed Account and the Variable Account.

         When a Contract is held by a Charitable Remainder Trust, the amount which may be withdrawn from this Contract without application of a Contingent Deferred Sales Charge, shall be the larger of (a) or (b), where (a) is the amount which would otherwise be available for Withdrawal without application of a Contingent Deferred Sales Charge; and where (b) is the difference between the Net Premium Payments made to the Contract as of the date of the Withdrawal, and the Contract Value at the close of the day prior to the date of the Withdrawal.

         National Life will waive the Contingent Deferred Sales Charge if the Owner dies, or if the Owner annuitizes after 2 years in the Contract (in such a case, however, the Owner may not elect a settlement option under which he or she has the right to receive a lump sum prior to seven years after the date of the last Premium Payment, unless a Contingent Deferred Sales Charge is paid).

ANNUAL CONTRACT FEE

      For Contracts with a Contract Value of less than $50,000 as of the Date of Issue, or any subsequent Contract Anniversary prior to the Annuitization Date, National Life will assess an Annual Contract Fee of $30.00. This fee will be assessed annually in advance on the Date of Issue and thereafter on each Contract Anniversary on which the Contract Value is less than $50,000, until the Annuitization Date. No Annual Contract Fee will be assessed after the Annuitization Date. This fee will be taken pro rata from all Subaccounts of the Variable Account and the unloaned portion of the Fixed Account.

TRANSFER CHARGE

      Currently, unlimited transfers are permitted among the Subaccounts, and transfers between the Fixed Account and the Variable Account are permitted within the limits described on Page , in each case without charge. National Life has no present intention to impose a transfer charge in the foreseeable future. However, National Life reserves the right to impose in the future a transfer charge of $25 on each transfer in excess of twelve transfers in any Contract Year.

      If imposed, the transfer charge will be deducted from the amount being transferred. All transfers requested on the same Valuation Day are treated as one transfer transaction. Any future transfer charge will not apply to transfers resulting from loans, and any transfers made pursuant to the Dollar Cost Averaging and Portfolio Rebalancing features. These transfers will not count against the twelve free transfers in any Contract Year.

PREMIUM TAXES

         If a governmental entity imposes premium taxes, National Life will make a deduction for premium taxes in a corresponding amount. Certain states impose a premium tax, currently ranging up to 3.5%. National Life will pay premium taxes at the time imposed under applicable law. National Life currently expects to make its deduction for premium taxes, if applicable, at the time of Annuitization, death of the Owner, or surrender, although it also reserves the right to make such a deduction at the time it pays premium taxes to the applicable taxing authority.

CHARGES FOR OPTIONAL BENEFITS

         Annual charges are made if the Owner has elected an optional benefit. See "Optional Benefits," page . The annual charge for the Enhanced Death Benefit Rider is 0.30% of Contract Value, and the annual charge for the Critical Needs Rider is 0.05% of Contract Value. In each case, the annual charge will be deducted at issue (or a pro rata portion of an annual charge for the period from effectiveness to the next Contract Anniversary, in the case of an election subsequent to issue), and then on each Contract Anniversary thereafter, up to and including age 80 in the case of the Enhanced Death Benefit Rider. In each case the charge for the applicable optional benefit will be taken pro rata from the Subaccounts of the Variable Account and the unloaned portion of the Fixed Account.

OTHER CHARGES

         The Variable Account purchases shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds. The fees and expenses for the Funds are described briefly in connection with a general description of each Fund.

         More detailed information is contained in the Funds' prospectuses which accompany this prospectus.

                                 CONTRACT RIGHTS

FREE LOOK

         The Owner may revoke the Contract at any time between the Date of Issue and the date 10 days after receipt of the Contract, and receive a refund of the Contract Value, unless otherwise required by state and/or federal law. Some states may require a longer period. Where the refund is in the amount of the Contract Value, the Owner will have borne the investment risk and been entitled to the benefit of the investment performance of the chosen Subaccounts during the time the Contract was in force.

         In the case of Individual Retirement Annuities and states that require the return of Premium Payments, National Life will refund the greater of: (i) Premium Payments or (ii) Contract Value plus any amount deducted by National Life for state premium taxes. National Life may require that all Contract Value allocated to the Variable Account initially be held in the Market Street Money Market Subaccount. At the end of the free look period, Contract Value will be allocated among the Subaccounts of the Variable Account and the Fixed Account based on the allocation percentages specified in the application. For this purpose, National Life assumes the free look period ends 20 days after the Date of Issue.

         In order to revoke the Contract, it must be mailed or delivered to the Home Office of National Life at the mailing address shown on page 1 of this prospectus. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective, except where National Life required the allocation of Contract Value to the Market Street Money Market Subaccount for the free look period. In order to revoke the Contract, if it has not been received, written notice must be mailed or delivered to the Home Office of National Life at the mailing address shown on page 1 of this prospectus.

         The liability of the Variable Account under this provision is limited to the Contract Value in each Subaccount on the date of revocation. Any additional amounts refunded to the Owner will be paid by National Life.


LOAN PRIVILEGE - TAX SHELTERED ANNUITIES

         Prior to the Annuitization Date, the Owner of a Tax Sheltered Annuity Contract may receive a loan subject to the terms of the Contract, the Plan, and the Code, which may impose restrictions on loans.

         Loans from Tax Sheltered Annuities are available beginning 30 days after the Date of Issue. The Owner may borrow a minimum of $500. The maximum loan balance which may be outstanding at any time is 50% of the Contract Value, but not more than $50,000. The $50,000 limit will be reduced by the highest loan balances owed during the prior one-year period. Additional loans are subject to the contract minimum amount. The aggregate of all loans may not exceed the Contract Value limitations stated above. Loans may only be secured by the Contract Value.

         All loans are made from the Collateral Fixed Account. An amount equal to the principal amount of the loan will be transferred to the Collateral Fixed Account. Unless instructed to the contrary by the Owner, National Life will transfer to the Collateral Fixed Account an amount equaling the loan from the Subaccounts of the Variable Account and unloaned portion of the Fixed Account in the same proportion that such amounts bear to the total Contract Value. No withdrawal charges are deducted at the time of the loan, or on any transfers to the Collateral Fixed Account. If the Owner provides specific instructions, loan amounts must be taken first from the Variable Account, and may only be taken from the unloaned portion of the Fixed Account to the extent that the Contract Value in the Variable Account is insufficient to provide the loan. If the loan cannot be processed in accordance with instructions provided by the Owner, then the loan will not be processed until National Life receives further instructions from the Owner.

         Until the loan has been repaid in full, that portion of the Collateral Fixed Account equal to the outstanding loan balance shall be credited with interest at a rate declared by National Life on a calendar year basis, but will never be less than 3.0%.

         Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the Owner must be repaid within 15 years. During the loan term, the outstanding balance of the loan will continue to accrue interest at an annual rate of 6%, payable in arrears. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Loan repayments will be allocated among the Fixed Account and Subaccounts of the Variable Account in accordance with the allocation of Premium Payments then in effect.

         If the Contract is surrendered while the loan is outstanding, the Owner will receive the Cash Surrender Value. If the Owner/Annuitant dies while the loan is outstanding, the Death Benefit will also reflect the amount of the loan outstanding plus accrued interest. If annuity payments start while the loan is outstanding, the Contract Value will be reduced by the amount of the outstanding loan plus accrued interest. Until the loan is repaid, National Life reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer as permitted in the Code.

         If a loan payment is not made when due, interest will continue to accrue. If a loan payment is not made within 31 days of when it was due, then that payment, which may be a single periodic payment or payment of the entire loan, will be treated as a deemed Distribution, as permitted by law, may be taxable to the borrower, and may be subject to the early withdrawal tax penalty. Interest which subsequently accrues on defaulted amounts may also be treated as additional deemed Distributions each year. Any defaulted amounts, plus accrued interest, will be deducted from the Contract when the participant becomes eligible for a Distribution of at least that amount, and this amount may again be treated as a Distribution where required by law. Additional loans may not be available while a previous loan remains in default.

         Loans may also be subject to additional limitations or restrictions under the terms of the employer's plan. Loans permitted under this Contract may still be taxable in whole or part if the participant has additional loans from other plans or contracts. National Life will calculate the maximum nontaxable loan based on the information provided by the participant or the employer.

         Loan repayments must be identified as such or else they will be treated as Premium Payments and will not be used to reduce the outstanding loan principal or interest due. National Life reserves the right to modify the term or procedures associated with the loan privilege in the event of a change in the laws or regulations relating to the treatment of loans. National Life also reserves the right to assess a loan processing fee. Individual Retirement Annuities and Non-Qualified Contracts are not eligible for loans.

SURRENDER AND WITHDRAWAL

         At any time prior to the Annuitization Date, the Owner may, upon proper written application by the Owner deemed by National Life to be in good order, surrender the Contract Value. "Proper written application" means that the Owner must request the surrender in writing and include the Contract. National Life may require that the signature(s) be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.

         National Life will, upon receipt of any such written request, pay to the Owner the Cash Surrender Value. The Cash Surrender Value will reflect any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge"), as well as any outstanding loan and accrued interest and, in certain states, a premium tax charge (see "Premium Taxes", page ). The Cash Surrender Value may be more or less than the total of Premium Payments made by a Owner, depending on the market value of the underlying Fund shares, the amount of any applicable Contingent Deferred Sales Charge, and other factors.


      National Life will normally not permit Withdrawal or surrender of Premium Payments made by check within the 15 calendar days prior to the date the request for Withdrawal or surrender is received.

         At any time before the death of the Owner and after 30 days from the date of Issue, the Owner may make a Withdrawal of a portion of the Contract Value. The minimum Withdrawal is $500, and the maximum Withdrawal is that amount which would leave $3500 in remaining Contract Value. If the amount requested is more than the maximum or less than the minimum, the Withdrawal will not be processed until National Life receives further instructions from the Owner.

      In each Contract Year, except as otherwise provided below, the Owner may withdraw without a Contingent Deferred Sales Charge an aggregate amount equal to 15% of the Contract Value as of the most recent Contract Anniversary. Generally, Withdrawals in excess of 15% of Net Premiums in any Contract year are subject to the Contingent Deferred Sales Charge. In any states which require that any

CDSC-free Withdrawal provision be available on full surrenders as well as Withdrawals, the CDSC-free Withdrawal provision will apply to full surrenders but will be limited to 10% of the Contract Value as of the most recent Contract Anniversary for both Withdrawals and full surrenders. See "Contingent Deferred Sales Charge", page . Withdrawals will be deemed to be taken from Premium Payments in chronological order, with the oldest Premium Payment being withdrawn first. This method will tend to minimize the amount of the Contingent Deferred Sales Charge.

         The Withdrawal will be taken from the Subaccounts of the Variable Account based on the instructions of the Owner at the time of the Withdrawal. If the Owner provides specific instructions, amounts must be deducted first from the Variable Account, and may only be deducted from the unloaned portion of the Fixed Account to the extent that the Contract Value in the Variable Account is insufficient to accomplish the Withdrawal. If specific allocation instructions are not provided by the Owner, the Withdrawal will be deducted pro rata from the Subaccounts of the Variable Account and from the unloaned portion of the Fixed Account. Any Contingent Deferred Sales Charge associated with a Withdrawal will be deducted from the Subaccounts of the Variable Account and from the Fixed Account based on the allocation percentages of the Withdrawal itself, except that any amount that would be so deducted from a Subaccount which is in excess of the available value in that Subaccount will be deducted pro rata among the remaining Subaccounts and the unloaned portion of the Fixed Account. If the Withdrawal cannot be processed in accordance with instructions provided by the Owner, then it will not be processed until National Life receives further instructions from the Owner.

      A surrender or a Withdrawal may have tax consequences. See "Federal Income Tax Considerations", page .

PAYMENTS

                  National Life will pay any funds surrendered or withdrawn from the Variable Account within 7 days of receipt of such request in National Life's Home Office. However, National Life reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed, (2) when trading on the Exchange is restricted, (3) when an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders, provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (2) and (3) exist. National Life reserves the right to delay payment of any amounts allocated to the Fixed Account which are payable as a result of a surrender, Withdrawal or loan for up to six months after it has received written request in a form satisfactory to it.

SURRENDERS AND WITHDRAWALS UNDER A TAX SHELTERED ANNUITY CONTRACT

         Except as provided below, the Owner may surrender part or all of the Contract Value at any time this Contract is in force prior to the earlier of the Annuitization Date or the death of the Designated Annuitant:

A. The surrender of Contract Value attributable to contributions made pursuant to a salary reduction agreement (within the meaning of Code
         Section 402(g)(3)(A) or (C)), or transfers from a Custodial Account described in Section 403(b)(7) of the Code, may be executed only:

         1. when the Owner attains age 59 1/2, separates from service, dies, or becomes disabled (within the meaning of Code Section 72(m)(7)); or

         2. in the case of hardship (as defined for purposes of Code Section 401
         (k)), provided that any surrender of Contract Value in the case of hardship may not include any income attributable to salary reduction contributions.

B. The surrender limitations described in A. above for Tax Sheltered Annuities apply to:

         1. salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

         2. earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

         3. all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings, and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).

    C. Any Distribution other than the above, including exercise of a contractual ten-day free look provision (when available) may result in the immediate application of taxes and penalties and/or retroactive disqualification of a Qualified Contract or Tax Sheltered Annuity.

         A premature Distribution may not be eligible for rollover treatment. To assist in preventing disqualification in the event of a ten-day free look, National Life will agree to transfer the proceeds to another contract which meets the requirements of Section 403(b) of the Code, upon proper direction by the Owner. The foregoing is National Life's understanding of the withdrawal restrictions which are currently applicable under Section 403(b)(11) and Revenue Ruling 90-24. Such restrictions are subject to legislative change and/or reinterpretation from time to time. Distributions pursuant to Qualified Domestic Relations Orders will not be considered to be a violation of the restrictions stated in this provision.

         The Contract surrender and Withdrawal provisions may also be modified pursuant to the plan terms and Code tax provisions for Qualified Contracts.

TELEPHONE TRANSACTION PRIVILEGE

         If the telephone transaction privilege has been elected, either on the application for the Contract or by thereafter providing a proper written authorization to National Life, an Owner may effect changes in Premium Payment allocation, transfers, initiate dollar cost averaging or portfolio rebalancing, and, in the case of Tax Deferred Annuity Contracts, loans of up to $10,000, by providing instructions to National Life at its Home Office over the telephone. National Life reserves the right to suspend telephone transaction privileges at any time, for any reason, if it deems such suspension to be in the best interests of Contract Owners.

      National Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If National Life follows these procedures it will not be liable for any losses due to unauthorized or fraudulent instructions. National Life may be liable for any such losses if those reasonable procedures are not followed. The procedures to be followed for telephone transfers will include one or more of the following: requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

AVAILABLE AUTOMATED FUND MANAGEMENT FEATURES

      National Life currently offers, at no charge to Owners, the following automated fund management features. However, National Life is not legally obligated to continue to offer these features, and although it has no current intention to do so, it may cease offering one or more of such features at any time, after providing 60 days prior written notice to all Owners who are currently utilizing the features being discontinued. Only one automated fund management feature is available under any single Contract at one time.

      Dollar Cost Averaging. This feature permits an Owner to automatically transfer funds from the Money Market Subaccount to any other Subaccounts on a monthly basis. It may be elected at issue by marking the appropriate box on the initial application, and completing the appropriate instructions, or, after issue, by filling out similar information on a change request form and sending it to the Home Office.

      If this feature is elected, the amount to be transferred will be taken from the Money Market Subaccount and transferred to the Subaccount or Subaccounts designated to receive the funds, each month on the Monthly Contract Date (starting with the Monthly Contract Date next succeeding the Date of Issue, or next succeeding the date of an election subsequent to purchase), until the amount in the Money Market Fund is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer which reduces the amount in the Money Market Subaccount to zero. An Owner may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office.

      This feature allows an Owner to move funds into the various investment classes on a more gradual and systematic basis than the frequency on which Premium Payments ordinarily are made. The periodic investment of the same amount will result in higher numbers of units being purchased when unit prices are lower, and lower numbers of units being purchased when unit prices are higher. This will result, over time, in a lower cost per unit than the average of the unit costs on the days on which the automated purchases are made. This technique will not, however, assure a profit or protect against a loss in declining markets. Moreover, for the dollar cost averaging technique to be effective, amounts should be available for allocation from the Money Market Subaccount through periods of low price levels as well as higher price levels.

      Portfolio Rebalancing. This feature permits an Owner to automatically rebalance the value in the Subaccounts on a quarterly, semi-annual or annual basis, based on the Owner's premium allocation percentages in effect at the time of the rebalancing. It may be elected at issue by marking the appropriate box on the initial application, or, after issue, by completing a change request form and sending it to the Home Office.

      In Contracts utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place which causes the percentages of the current values in each Subaccount to match the current premium allocation percentages, starting with the Monthly Contract Date three, six or twelve months after the Date of Issue, and then on each Monthly Contract Date three, six or twelve months thereafter. Contracts electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Monthly Contract Date on or next following the date that the election is received at the Home Office, and subsequent rebalancing transfers will occur every three, six or twelve months from such date. An Owner may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to the Home Office.

      In the event that an Owner changes the Contract's premium allocation percentages, Portfolio Rebalancing will automatically be discontinued unless the Owner specifically directs otherwise.

      Portfolio Rebalancing will result in periodic transfers out of Subaccounts that have had relatively favorable investment performance in relation to the other Subaccounts to which a Contract allocates premiums, and into Subaccounts which have had relatively unfavorable investment performance in relation to the other Subaccounts to which the Contract allocates premiums.

         Systematic Withdrawals- At any time after 30 days from the Date of Issue, and provided that the Contract Value at the time of initiation of the program is at least $15,000, the Owner may elect in writing on a form provided by National Life to take Systematic Withdrawals of a specified dollar amount (of at least $100) on a monthly, quarterly, semi-annual or annual basis. The Owner may provide specific instructions as to how the systematic Withdrawals are to be taken, but the Withdrawals must be taken first from the Subaccounts of the Variable Account, and may only be taken from the unloaned portion of the Fixed Account to the extent that the Contract Value in the Variable Account is insufficient to accomplish the Withdrawal. If the Owner has not provided specific instructions, or if such specific instructions cannot be carried out, National Life will process the Withdrawals by taking on a pro-rata basis Accumulation Units from all of the Subaccounts in which the Owner has an interest and the unloaned portion of the Fixed Account. Each Systematic Withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on Systematic Withdrawals if the Owner is under age 59 1/2. If directed by the Owner, National Life will withhold federal income taxes from each Systematic Withdrawal. A Systematic Withdrawal program will terminate automatically when a Systematic Withdrawal would cause the remaining Contract Value to be $3,500 or less. If a Systematic Withdrawal would cause the Contract Value to be $3,500 or less, then that Systematic Withdrawal transaction will not be processed. The Owner may discontinue Systematic Withdrawals at any time by notifying National Life in writing.

         A Contingent Deferred Sales Charge may apply to Systematic Withdrawals in accordance with the considerations set forth in "Contingent Deferred Sales Charge", page . If the Owner withdraws amounts pursuant to a Systematic Withdrawal program, then, in most states, the Owner may withdraw in each Contract Year without a CDSC an amount up to 15% of the Contract Value as of the most recent Contract Anniversary (a different CDSC-free Withdrawal provision may apply in certain states - see "Contingent Deferred Sales Charge, page ). Both Withdrawals at the specific request of the Owner and Withdrawals pursuant to a Systematic Withdrawal program will count toward the limit of the amount that may be Withdrawn in any Contract Year free of the CDSC. In addition, any amount withdrawn from any Individual Retirement Annuity Contract in order to meet minimum Distribution requirements shall be free of CDSC.

CONTRACT RIGHTS UNDER CERTAIN PLANS

      Contracts may be purchased in connection with a plan sponsored by an employer. In such cases, all rights under the Contract rest with the Owner, which may be the employer or other obligor under the plan, and benefits available to participants under the plan will be governed solely by the provisions of the plan. Accordingly, some of the options and elections under the Contract may not be available to participants under the provisions of the plan. In such cases, participants should contact their employers for information regarding the specifics of the plan.

                                THE FIXED ACCOUNT

         Premium Payments under the Fixed Account portion of the Contract and transfers to the Fixed Account portion become part of the general account of National Life, which support insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the general account nor any interest therein are generally subject to the provisions of the 1933 or 1940 Acts, and we have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which related to the guaranteed interest portion. Disclosures regarding the Fixed Account portion of the Contract and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

         The Fixed Account is made up of all the general assets of National Life, other than those in the Variable Account and any other segregated asset account. Fixed Account Premium Payments will be allocated to the Fixed Account by election of the Owner at the time of purchase, or by a later change in allocation of Premium Payments. National Life will invest the assets of the Fixed Account in those assets chosen by National Life and allowed by applicable law.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES

         The Contract Value held in the Fixed Account which is not held in a Collateral Fixed Account is guaranteed to accumulate at a minimum effective annual interest rate of 3.0%. National Life may credit the non-loaned Contract Value in the Fixed Account with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since National Life, in its sole discretion, anticipates changing the current interest rate from time to time, allocations to the Fixed Account made at different times are likely to be credited with different current interest rates. An interest rate will be declared by National Life each month to apply to amounts allocated or transferred to the Fixed Account in that month. The rate declared on such amounts will remain in effect for twelve months. At the end of the 12-month period, National Life reserves the right to declare a new current interest rate on such amounts and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). Any interest credited on the amounts in the Fixed Account in excess of the minimum guaranteed rate of 3.0% per year will be determined in the sole discretion of National Life. The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

         Amounts deducted from the unloaned portion of the Fixed Account for Optional Benefits charges, the Annual Contract Fee, loans or transfers to the Variable Account are, for the purpose of crediting interest, accounted for on a last in, first out basis. Amounts deducted from the unloaned portion of the Fixed Account for Withdrawals are accounted for on a first in, first out basis for such purpose.

         National Life reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 3.0% per annum or shorten the period for which the interest rate applies to less than 12 months.

                                OPTIONAL BENEFITS

         The following optional benefits, which are subject to the restrictions and limitations set forth in the applicable Contract Riders, may be included in a Contract at the option of the Owner. Election of these optional benefits involves an additional cost. These Riders may not be available in all states.

ENHANCED DEATH BENEFIT RIDER

         If the Owner has elected the Enhanced Death Benefit Rider, then the following enhanced death benefit will be payable to the Beneficiary if the Owner (or the first of Joint Owners) dies prior to reaching age 81: the highest of (a) Contact Value; (b) the Net Premium Payments, and (c) the largest Contract Value as of any prior Contract Anniversary after the Enhanced Death Benefit Rider was applicable to the Contract, plus any Premium Payments and less any Withdrawals and loans, in each case since such Contract Anniversary, in each case calculated as of the date National Life receives due proof of death. Any applicable premium tax charge will be applied to reduce the value of the above determined enhanced death benefit (see "Premium Taxes, page ).

         If the Owner (or the first of Joint Owners) dies at age 81 or later, the death benefit will not be enhanced, and will be an amount equal to Contract Value, less any applicable premium tax charge.

         The Enhanced Death Benefit Rider will be available at issue to Owners age 75 and younger. It will be available after issue to Owners age 75 or younger, only if at the time of the Rider is requested, the Contract Value is greater than the Net Premium Payments. The annual charge for this Rider is 0.30% of Contract Value. See "Charges for Optional Benefits", page .

         The Enhanced Death Benefit will be distributed in the same manner as the normal Death Benefit. See "Death of Owner", page .

CRITICAL NEEDS RIDER

         If an Owner elects the Critical Needs Rider, then National Life will waive any otherwise applicable CDSC due on any Withdrawal or surrender if the Owner meets one or more of the following conditions: (a) the Owner is confined to an eligible nursing home facility for at least 120 consecutive days, (b) the Owner cannot perform at least 2 out of the 5 "activities of daily living", and
(c) the Owner has less than 12 months to live.

         This Rider is available at any time to Owners age 70 or younger, except that it is not available to Owners who already meet one of the conditions which would waive the CDSC. The annual charge for this Rider is 0.05% of Contract Value. See "Charges for Optional Benefits", page .

                           FEDERAL INCOME TAX CONSIDERATIONS

         INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER.

         National Life does not make any guarantee regarding the tax status for any Contract or any transaction involving the Contracts.

         Section 72 of the Code governs taxation of annuities in general. That section sets forth different rules for: (1) Qualified Plans; (2) Individual Retirement Annuities and Individual Retirement Accounts; (3) Tax Sheltered Annuities; or (4) Non-Qualified Contracts. Each type of annuity is discussed below.

         Distributions to participants from Qualified Plans or Tax Sheltered Annuities are generally taxed when received. A portion of each Distribution is excludable from income based on the ratio between the after tax investment of the Owner/Annuitant in the Contract and the value of the Contract at the time of the withdrawal or Annuitization.

         Distributions from Individual Retirement Annuities and Contracts owned by Individual Retirement Accounts are also generally taxed when received. The portion of each such payment which is excludable is based on the ratio between the amount by which nondeductible Premium Payments to all such Contracts exceeds prior non-taxable Distributions from such Contracts, and the total account balances in such Contracts at the time of the Distribution. The Owner of such Individual Retirement Annuities or the Designated Annuitant under Contracts held by Individual Retirement Accounts must annually report to the Internal Revenue Service the amount of nondeductible Premium Payments, the amount of any Distribution, the amount by which nondeductible Premium Payments for all years exceed non-taxable Distributions for all years, and the total balance in all Individual Retirement Annuities and Accounts. Owners should consult a financial consultant, legal counsel or tax advisor to discuss in detail the taxation and the use of the Contracts.

NON-QUALIFIED CONTRACTS

         The rules applicable to Non-Qualified Contracts provide that a portion of each annuity payment received is excludable from taxable income based on the ratio between the Owner's investment in the Contract and the expected return on the Contract. The maximum amount excludable from income is the investment in the Contract. If the Annuitant dies prior to excluding from income the entire investment in the Contract, the Annuitant's final tax return may reflect a deduction for the balance of the investment in the Contract.

         Distributions made from the Contract prior to the Annuitization Date are includible in gross income and taxable to the Owner to the extent that the cash value of the Contract exceeds the Owner's investment at the time of the Distribution. Distributions, for this purpose, include surrenders, Withdrawals, dividends, loans, or any portion of the Contract which is assigned or pledged; or for Contracts issued after April 22, 1987, any portion of the Contract transferred by gift. For these purposes, a transfer by gift may occur upon Annuitization if the Owner and the Annuitant are not the same individual. In determining the taxable amount of a Distribution, all annuity contracts issued by the same company to the same Owner during any 12 month period, will be treated as one annuity contract. Additional limitations on the use of multiple contracts may be imposed by Treasury regulations.

         In general, certain Non-Qualified Contracts held by entities other than individuals are taxed currently on the earnings on the Contract. There are exceptions for immediate annuities and certain Contracts owned for the benefit of an individual. An immediate annuity, for purposes of this discussion, is a single premium Contract on which payments begin within one year of purchase. Any non-individual (such as a trust) contemplating the purchase of a Non-Qualified Contract should consult a tax advisor prior to such purchase.

         Code Section 72 also provides for a penalty, equal to 10% of any Distribution which is includible in gross income, if such Distribution is made prior to attaining age 59 1/2 or disability of the Owner. The penalty does not apply if the Distribution is one of a series of substantially equal periodic payments made over the life or life expectancy (or joint lives or life expectancies) of the taxpayer (and the taxpayer's Beneficiary), or for the purchase of an immediate annuity, or is allocable to an investment in the Contract before August 14, 1982. A Owner wishing to begin taking Distributions to which the 10% tax penalty does not apply should forward a written request to National Life. Upon receipt of a written request from the Owner, National Life will inform the Owner of the procedures pursuant to National Life policy and subject to limitations of the Contract including but not limited to first year withdrawals. If an annuity for life or life expectancy is selected, or a pre-defined series of withdrawals based on life expectancy is begun, and changes the method of payment before the expiration of 5 years and the attainment of age 59 1/2, the early withdrawal penalty will apply. The penalty will be equal to that which would have been imposed had no exception applied from the outset, and interest will also be due on the amount of the penalty from the date it would have originally applied until it is actually paid.

         In order to qualify as an annuity Contract under Section 72 of the Code, the Contract must provide for Distribution to be made upon the death of any Owner. In such case, the Beneficiary must receive the Distribution within 5 years of such Owner's death. However, the recipient may elect for payments to be made over their life or life expectancy if such payments begin within one year from the death of the Owner. If the Beneficiary is the surviving spouse of the deceased Owner, such spouse may be treated as the Owner and the Contract may be continued throughout the life of the surviving spouse. In the event any Owner dies on or after the Annuitization Date and before the entire interest has been distributed, the remaining portion must be distributed at least as rapidly as under the method of Distribution being used as of the date of such Owner's death (see "Required Distribution For Tax Sheltered Annuities"). If the Owner is not an individual, the death of the Annuitant (or a change in the Annuitant) will result in a Distribution pursuant to these rules, regardless of whether a Contingent Annuitant has been named.

         National Life is required to withhold tax from certain Distributions to the extent that such Distribution would constitute income to the Owner. The Owner is generally entitled to elect not to have federal income tax withheld from any such Distribution, but may be subject to penalties in the event insufficient federal income tax is withheld during a calendar year.

         Generally, the taxable portion of any Distribution from a Contract to a nonresident alien of the United States is subject to tax withholding at a rate equal to thirty percent (30%) of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is includible in the recipient's gross income.

         National Life may be required to determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, such payment will be reduced by any tax National Life is required to pay by Section 2603 of the Code. A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Owner.

         Amounts may be distributed from a Contract because of an Owner's death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a Payment Option, they are taxed in the same way as annuity payments.

         A transfer or assignment of ownership of a Contract, the designation of an Annuitant of other than the Owner, the selection of certain Annuitization Dates, or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.

QUALIFIED CONTRACTS

      The Qualified Contract is designed for use with several types of retirement plans. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distribution that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.

      National Life makes no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Owners and participants under retirement plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Contracts may be subject to the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. Owners are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Federal income tax withholding will generally be made from Distributions under Qualified Contracts, unless the participant elects not to have tax withheld. Withholding is required from certain tax distributions (see "Rollover Distributions, page ). Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Contract.

CORPORATE PENSION AND PROFIT-SHARING PLANS

      Code section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

CODE SECTION 403(b) PLANS

      Under Code section 403(b), payments made by public school systems and certain tax-exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes.

      Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship. Employee loans may be available, subject to certain restrictions (see "Loan Privilege - Tax-Sheltered Annuities", page ).

DEFERRED COMPENSATION PLANS

      Code section 457 provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. The plans may permit participants to specify the form of investment for their deferred compensation account. In general, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable.

INDIVIDUAL RETIREMENT ANNUITIES

         The Contract may be purchased as an Individual Retirement Annuity under
Section 408(b) of the Code. Because the Contract's initial and subsequent Premium Payments are greater than the maximum contribution permitted an Individual Retirement Annuity, or an Individual Retirement Annuity Contract may be purchased only in connection with a "rollover" (including a direct trustee-to-trustee transfer, where permitted). Specifically, an Individual Retirement Annuity Contract may be purchased only in connection with a rollover of amounts from a Qualified Plan, Tax-Sheltered Annuity or Individual Retirement Annuity. The Owner should seek competent advice as to the tax consequences associated with the use of a Contract as an Individual Retirement Annuity.

         Recent changes to the Code permit the rollover of most Distributions from Qualified Plans to other Qualified Plans or Individual Retirement Accounts. Most Distributions from Tax-Sheltered Annuities may be rolled into another Tax-Sheltered Annuity or Individual Retirement Account. Distributions which may not be rolled over are those which are:

1. one of a series of substantially equal annual (or more frequent) payments made: (a) over the life (or life expectancy) of the employee,
         (b) the joint lives (or joint life expectancies) of the employee and the employee's designated Beneficiary, or (c) for a specified period of ten years or more, or

2.       a required minimum Distribution.

         Any Distribution eligible for rollover will be subject to federal tax withholding at a rate of twenty percent (20%) unless the Distribution is transferred directly to an appropriate plan as described above.

         Individual Retirement Accounts and Individual Retirement Annuities may not provide life insurance benefits. If the Death Benefit exceeds the greater of the cash value of the Contract or the sum of all Premium Payments (less any surrenders), it is possible the Internal Revenue Service could determine that the Individual Retirement Account or Individual Retirement Annuity did not qualify for the desired tax treatment.

The Internal Revenue Service has not reviewed the Contract for qualification as an IRA and has not generally ruled whether a Death Benefit provision such as the provision in the Contract comports with IRA qualification requirements.

SIMPLE RETIREMENT ACCOUNTS

      Beginning January 1, 1997, certain small employers may establish Simple Retirement Accounts as provided by Section 408(p) of the Code, under which employees may elect to defer up to $6000 (as increased for cost of living adjustments) as a percentage of compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a Simple Retirement Account are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan. The failure of the Simple Retirement Account to meet Code requirements may result in adverse tax consequences.

DIVERSIFICATION

         The Internal Revenue Service has promulgated regulations under Section 817(h) of the Code relating to diversification standards for the investments underlying a variable annuity contract. The regulations provide that a variable annuity contract which does not satisfy the diversification standards will not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected, and the Owner or National Life pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Owner if the income, for the period the contract was not diversified, had been received by the Owner. If the failure to diversify is not corrected in this manner, the Owner of an annuity contract will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. National Life believes, under its interpretation of the Code and regulations thereunder, that the investments underlying this Contract meet these diversification standards.

         In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Variable Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of an Owner to allocate Premium Payments and transfer Contract Value, have not been explicitly addressed in published rulings. While National Life believes that the Contracts do not give Owners investment control over Variable account assets, National Life reserves the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the variable Account assets supporting the Contract.

CHARGE FOR TAX PROVISIONS

         National Life is no longer required to maintain a capital gain reserve liability on Non-Qualified Contracts since capital gains attributable to assets held in the Variable Account for such Contracts are not taxable to National Life. However, National Life reserves the right to implement and adjust the tax charge in the future, if the tax laws change.

ROLLOVER DISTRIBUTIONS

         The Code permits the rollover of most Distributions from Qualified Plans to other Qualified Plans, Individual Retirement Accounts, or Individual Retirement Annuities. Most Distributions from Tax Sheltered Annuities may be rolled into another Tax Sheltered Annuity, an Individual Retirement Account, or an Individual Retirement Annuity. Distributions which may not be rolled over are those which are:

1. one of a series of substantially equal annual (or more frequent) payments made: (a) over the life (or life expectancy) of the employee,
         (b) the joint lives (or joint life expectancies) of the employee and the employee's designated Beneficiary, or (c) for a specified period of ten years or more, or

2.       a required minimum Distribution.

         Any Distribution eligible for rollover will be subject to federal tax withholding at a 20 percent rate unless the Distribution is transferred directly to an appropriate plan as described above. Owner's should consult a financial consultant to discuss in detail a particular tax situation and the use of the Contracts.

RESTRICTIONS UNDER QUALIFIED CONTRACTS

         Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.

GENDER NEUTRALITY

         In 1983, the United States Supreme Court held that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964 vary between men and women on the basis of sex. The Court applied its decision to benefits derived from contributions made on or after August 1, 1983. Lower federal courts have since held that the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, some states prohibit using sex-distinct mortality tables.

         The Contract uses sex-distinct actuarial tables, unless state law requires the use of sex-neutral actuarial tables. As a result, the Contract generally provides different benefits to men and women of the same age. Employers and employee organizations which may consider buying Contracts in connection with any employment-related insurance or benefits program should consult their legal advisors to determine whether the Contract is appropriate for this purpose.

                                  VOTING RIGHTS

         Voting rights under the Contracts apply only with respect to Premium Payments or accumulated amounts allocated to the Variable Account.

         In accordance with its view of present applicable law, National Life will vote the shares of the underlying Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Funds. These shares will be voted in accordance with instructions received from Owners who have an interest in the Variable Account. If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result National Life determines that it is permitted to vote the shares of the underlying Funds in its own right, it may elect to do so.

         The person having the voting interest under a Contract shall be the Owner. The number of underlying Fund shares attributable to each Owner is determined by dividing the Owner's interest in each respective Subaccount of the Variable Account by the net asset value of the underlying Fund corresponding to the Subaccount.

         The number of shares which a person has the right to vote will be determined as of the date to be chosen by National Life not more than 90 days prior to the meeting of the underlying Fund. Voting instructions will be solicited by written communication at least 21 days prior to such meeting.

         Underlying Fund shares held in the Variable Account as to which no timely instructions are received will be voted by National Life in the same proportion as the voting instructions which are received with respect to all Contracts participating in the Variable Account.

         Each person having a voting interest will receive periodic reports relating to the underlying Fund, proxy material and a form with which to give such voting instructions.

                           CHANGES TO VARIABLE ACCOUNT

         National Life reserves the right to create one or more new separate accounts, or to add new investments Funds for use in the Contracts at any time. In addition, if the shares of the underlying Funds described in this prospectus should no longer be available for investment by the Variable Account or if, in the judgment of National Life's management, further investment in such underlying Fund shares should become inappropriate, National Life may eliminate Subaccounts, combine two or more Subaccounts or substitute one or more underlying Funds for other underlying Fund shares already purchased or to be purchased in the future by Premium Payments under the Contract. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it may impose.


                                   ADVERTISING

         A "yield" and "effective yield" may be advertised for the Market Street Money Market Portfolio Subaccount. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Subaccount's units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the Securities and Exchange Commission. The effective yield will be slightly higher than yield due to this compounding effect.

         National Life may also from time to time advertise the performance of the Subaccount of the Variable Account relative to the performance of other variable annuity Subaccounts or underlying Funds with similar or different objectives, or the investment industry as a whole. Other investments to which the Subaccounts may be compared include, but are not limited to: precious metals; real estate; stocks and bonds; closed-end funds; CDs; bank money market deposit accounts and passbook savings; and the Consumer Price Index.

         The Subaccounts of the Variable Account may also be compared to certain market indexes, which may include, but are not limited to: S&P 500; Shearson/Lehman Intermediate Government/Corporate Bond Index; Shearson/Lehman Long-Term Government/Corporate Bond Index; Donoghue Money Fund Average; U.S. Treasury Note Index; Bank Rate Monitor National Index of 2 Year CD Rates; and Dow Jones Industrial Average.

         Normally these rankings and ratings are published by independent tracking services and publications of general interest including, but not limited to: Lipper Analytical Services, Inc., CDA/ Wiesenberger, Morningstar, Donoghue's; magazines such as Money, Forbes, Kiplinger's Personal Finance Magazine, Financial World, Consumer Reports, Business Week, Time, Newsweek, National Underwriter, U.S. News and World Report; rating services such as LIMRA, Value, Best's Agent Guide, Western Annuity Guide, Comparative Annuity Reports; and other publications such as the Wall Street Journal, Barron's, Investor's Daily, and Standard & Poor's Outlook. In addition, Variable Annuity Research & Data Service (The VARDS Report) is an independent rating service that ranks over 500 variable annuity funds based upon total return performance. These rating services and publications rank the performance of the underlying Funds against all underlying Funds over specified periods and against funds in specified categories. The rankings may or may not include the effects of sales or other charges.

         National Life is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best. The purpose of these ratings is to reflect the financial strength or claims-paying ability of National Life. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. National Life may advertise these ratings from time to time. In addition, National Life may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend National Life or the Contracts. Furthermore, National Life may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

         National Life may from time to time advertise several types of historical performance for the Subaccounts of the Variable Account. National Life may advertise for the Subaccounts standardized "average annual total return", calculated in a manner prescribed by the Securities and Exchange Commission, and nonstandardized "total return" "Average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for at least the most recent one, five and ten year period, or for a period covering the time the underlying Fund option held in the Subaccount has been in existence, if the underlying Fund option has not been in existence for one of the prescribed periods. This calculation reflects the deduction of all applicable charges made to the Contracts except for premium taxes, which may be imposed by certain states.

         Nonstandardized "total return" will be calculated in a similar manner and for the same time periods as the average annual total return except total return will assume an initial investment of $10,000 and will not reflect the deduction of any applicable Contingent Deferred Sales Charge, which, if reflected, would decrease the level of performance shown. The Contingent Deferred Sales Charge is not reflected because the Contracts are designed for long term investment. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations. The amount of the hypothetical initial investment assumed affects performance because the Annual Contract Fee is a fixed per Contract charge.

         The tables below provide performance information for each Subaccount for specified periods ending December 31, 1996. Because all the Subaccounts had not commenced operations as of that date, performance information for the Contracts will be calculated based on the performance of the Fund portfolios and the assumption that the Subaccounts were in existence for the same periods with the level of Contract charges that were in effect at the inception of the Subaccounts.

         All performance information and comparative material advertised by National Life is historical in nature and is not intended to represent or guarantee future results. An Owner's Contract Value at redemption may be more or less than original cost.

         Below are quotations of standardized average annual total return and non-standardized total return calculated as described above, for each of the Subaccounts available within the Variable Account for which there is significant investment history. These figures are based upon historical earnings and are not necessarily representative of future results. The first set of charts assumes that neither of the optional benefits, the Enhanced Death Benefit Rider or the Critical Needs Rider (see "Optional Benefits", page ) has been elected by the Owner.


                          NON-STANDARDIZED TOTAL RETURN

                                                1 Year to        5 Years to     Life of Fund to   Date Fund
                                                 12/31/96         12/31/96         12/31/96       Effective
  Alger American Small Capitalization Portfolio
  Alger American Growth Portfolio
  Fidelity VIP Fund-Equity Income Portfolio
  Fidelity VIP Fund-Growth Portfolio
  Fidelity VIP Fund-High Income Portfolio
  Fidelity VIP Fund-Overseas Portfolio
  Fidelity VIP Fund II-Index 500 Portfolio
  Fidelity VIP Fund II-Contrafund Portfolio
  Market Street Common Stock Portfolio
  Market Street Sentinel Growth Portfolio
  Market Street Aggressive Growth Portfolio
  Market Street Managed Portfolio
  Market Street Bond Portfolio
  Market Street International Portfolio
  Market Street Money Market Portfolio
  Strong Special Fund II, Inc.
  Strong Growth Fund II


                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

                                                 1 Year to           5 Years to    Life of Fund to          Date Fund
                                                  12/31/96            12/31/96           12/31/96           Effective
  Alger American Small Capitalization Portfolio
  Alger American Growth Portfolio
  Fidelity VIP Fund-Equity Income Portfolio
  Fidelity VIP Fund-Growth Portfolio
  Fidelity VIP Fund-High Income Portfolio
  Fidelity VIP Fund-Overseas Portfolio
  Fidelity VIP Fund II-Index 500 Portfolio
  Fidelity VIP Fund II-Contrafund Portfolio
  Market Street Common Stock Portfolio
  Market Street Sentinel Growth Portfolio
  Market Street Aggressive Growth Portfolio
  Market Street Managed Portfolio
  Market Street Bond Portfolio
  Market Street International Portfolio
  Market Street Money Market Portfolio
  Strong Special Fund II, Inc.
  Strong Growth Fund II

         The following quotations of standardized and non-standardized total return assume that the Owner has elected both of the available optional benefits, the Enhanced Death Benefit Rider and the Critical needs Rider:

                          NON-STANDARDIZED TOTAL RETURN

                                                 1 Year to           5 Years to     Life of Fund to      Date Fund
                                                  12/31/96            12/31/96          12/31/96         Effective
  Alger American Small Capitalization Portfolio
  Alger American Growth Portfolio
  Fidelity VIP Fund-Equity Income Portfolio
  Fidelity VIP Fund-Growth Portfolio
  Fidelity VIP Fund-High Income Portfolio
  Fidelity VIP Fund-Overseas Portfolio
  Fidelity VIP Fund II-Index 500 Portfolio
  Fidelity VIP Fund II-Contrafund Portfolio
  Market Street Common Stock Portfolio
  Market Street Sentinel Growth Portfolio
  Market Street Aggressive Growth Portfolio
  Market Street Managed Portfolio
  Market Street Bond Portfolio
  Market Street International Portfolio
  Market Street Money Market Portfolio
  Strong Special Fund II, Inc.
  Strong Growth Fund II


                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN

                                                 1 Year to       5 Years to     Life of Fund to        Date Fund
                                                  12/31/96        12/31/96         12/31/96            Effective
  Alger American Small Capitalization Portfolio
  Alger American Growth Portfolio
  Fidelity VIP Fund-Equity Income Portfolio
  Fidelity VIP Fund-Growth Portfolio
  Fidelity VIP Fund-High Income Portfolio
  Fidelity VIP Fund-Overseas Portfolio
  Fidelity VIP Fund II-Index 500 Portfolio
  Fidelity VIP Fund II-Contrafund Portfolio
  Market Street Common Stock Portfolio
  Market Street Sentinel Growth Portfolio
  Market Street Aggressive Growth Portfolio
  Market Street Managed Portfolio
  Market Street Bond Portfolio
  Market Street International Portfolio
  Market Street Money Market Portfolio
  Strong Special Fund II, Inc.
  Strong Growth Fund II

                          DISTRIBUTION OF THE CONTRACTS

         The principal underwriter for the contracts is ESI, which is an SEC-registered broker-dealer firm which is a member of the National Association of Securities Dealers, Inc. ESI is a wholly-owned subsidiary of National Life. It distributes a full line of securities products, including mutual funds, unit investment trusts, and variable insurance contracts, and provides individual securities brokerage services. The maximum commission payable for selling the Contracts will generally be 6.5%; however, for the first six months that the Contracts are available for sale in each state, the maximum commission payable on Contracts purchased in such state will be 7.0%.

                             STATEMENTS AND REPORTS

         National Life will mail to Owners, at their last known address of record, any statements and reports required by applicable laws or regulations. Owners should therefore give National Life prompt notice of any address change. National Life will send a confirmation statement to Owners each time a transaction is made affecting the Owner's Variable Account Contract Value, such as making additional Premium Payments, transfers, exchanges or Withdrawals. Quarterly statements are also mailed detailing the Contract activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plans (such as a dollar cost averaging program) or salary reduction arrangement, the Owner may receive confirmation of such transactions in their quarterly statements. The Owner should review the information in these statements carefully. All errors or corrections must be reported to National Life immediately to assure proper crediting to the Owner's Contract. National Life will assume all transactions are accurately reported on quarterly statements or confirmation statements unless the Owner notifies National Life otherwise within 30 days after receipt of the statement. National Life will also send to Owners each year an annual report and a semi-annual report containing financial statements for the Variable Account, as of December 31 and June 30, respectively.

                                 OWNER INQUIRIES

         Owner inquiries may be directed to National Life Insurance Company by writing to it at National Life Drive, Montpelier, Vermont 05604, or calling 1-800- - .

                                LEGAL PROCEEDINGS

         There are no material legal proceedings involving National Life or the Variable Account, other than ordinary routine litigation incidental to the business to which National Life is a party or to which any of its property is the subject. ESI is not engaged in any litigation of any material nature.


            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

National Life Insurance Company.......................................
Additional Contract Provisions........................................
         The Contract.................................................
         Misstatement of Age or Sex...................................
         Dividends....................................................
         Assignment...................................................
Calculation of Yields and Total Returns...............................
         Money Market Subaccount Yields...............................
         Other Subaccount Yields......................................
         Average Annual Total Returns.................................
         Other Total Returns..........................................
         Effect of the Annual Contract Fee on Performance Data........
Distribution of the Contracts ........................................
Safekeeping of Account Assets.........................................
State Regulation......................................................
Records and Reports...................................................
Legal Matters.........................................................
Experts
Other Information.....................................................
Financial Statements..................................................

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

PART B

ITEM OF FORM N-4                     PART B CAPTION

15. Cover Page ......................Cover Page

16. Table of Contents ...............Table of Contents

17. General Information and
     History ........................NATIONAL LIFE INSURANCE
                                     COMPANY

18. Services

     (a)  Fees and Expenses of
          Registrant ................Charges and Deductions
                                     (prospectus)
     (b)  Management Contracts ......N/A
     (c)  Custodian .................Safekeeping of Account
                                     Assets
          Independent Public
          Accountant ................Experts
     (d)  Assets of Registrant ......The Variable Account
                                     (prospectus)
     (e)  Affiliated Persons ........N/A
     (f)  Principal Underwriter .....Distribution of the
                                     Contracts

19. Purchase of Securities
     Being Offered ..................Distribution of the
                                     Contracts
     Offering Sales Load ............N/A

20. Underwriters ....................Distribution of the
                                     Contracts

21. Calculation of Performance
    Data ............................Calculation of Yields and
                                     Total Returns

22. Annuity Payments ................Annuity Payment Options
                                     (prospectus)

23. Financial Statements ............Financial Statements

PART C -- OTHER INFORMATION

ITEM OF FORM N-4                     PART C CAPTION

24. Financial Statements
     and Exhibits ...................Financial Statements and
                                     Exhibits

    (a)  Financial Statements .......(a)  Financial Statements
    (b)  Exhibits ...................(b)  Exhibits


25. Directors and Officers
    of the Depositor ................Directors and Officers of
                                     the Depositor

26. Persons Controlled By or
     Under Common Control with the
     Depositor or Registrant ........Persons Controlled By or
                                     Under Common Control with
                                     the Depositor or
                                     Registrant

27. Number of Contractowners ........Number of Contract Owners

28. Indemnification .................Indemnification

29. Principal Underwriters ..........Principal Underwriter

30. Location of Accounts
    and Records .....................Location of Books and
                                     Records

31. Management Services .............Management Services

32. Undertakings ....................Undertakings and
                                     Representations

    Signature Page ..................Signatures

                         NATIONAL LIFE INSURANCE COMPANY





                       STATEMENT OF ADDITIONAL INFORMATION



                      NATIONAL VARIABLE ANNUITY ACCOUNT II



                 THE [TIME CHALLENGE] VARIABLE ANNUITY CONTRACT



                                   OFFERED BY
                         NATIONAL LIFE INSURANCE COMPANY
                               National Life Drive
                            Montpelier, Vermont 05604




           This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the above-named [TimeChallenge] Variable Annuity Contract ("Contract") offered by National Life Insurance Company. You may obtain a copy of the Prospectus dated ________________ by calling 1-800-___-____, or writing to National Life Insurance Company, One National Life Drive, Montpelier, Vermont 05604. Definitions of terms used in the current Prospectus for the Contract are incorporated in this Statement of Additional Information.


                   THIS STATEMENT OF ADDITIONAL INFORMATION IS
                   NOT A PROSPECTUS AND SHOULD BE READ ONLY IN
                CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.



Dated __________, 1997

                                TABLE OF CONTENTS


National Life Insurance Company.................................................
Additional Contract Provisions..................................................
         The Contract...........................................................
         Misstatement of Age or Sex.............................................
         Dividends..............................................................
         Assignment.............................................................
Calculation of Yields and Total Returns.........................................
         Money Market Subaccount Yields.........................................
         Other Subaccount Yields................................................
         Average Annual Total Returns...........................................
         Other Total Returns....................................................
         Effect of the Annual Contract Fee on Performance Data..................
Distribution of the Contracts ..................................................
Safekeeping of Account Assets...................................................
State Regulation................................................................
Records and Reports.............................................................
Legal Matters...................................................................
Experts
Other Information...............................................................
Financial Statements............................................................

                         NATIONAL LIFE INSURANCE COMPANY

         National Life Insurance Company ("National Life") has operated as a mutual life insurance company since 1848 under a charter granted by the State of Vermont, and has done business continuously as "National Life Insurance Company."


                         ADDITIONAL CONTRACT PROVISIONS

The Contract

         The entire contract is made up of the Contract and the application. The statements made in the application are deemed representations and not warranties. National Life cannot use any statement in defense of a claim or to void the Contract unless it is contained in the application and a copy of the application is attached to the Contract at issue.

Misstatement of Age or Sex

         If the age or sex of the annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex.

         If an overpayment is made because of an error in age or sex, the overpayment plus interest at 6% compounded annually will be a debt against the Contract. If the debt is not repaid, future payments will be reduced accordingly.

         If an underpayment is made because of an error in age or sex, the underpayment, with interest at 6% compounded annually, will be paid in one sum by National Life.

Dividends

      The Contract is participating; however, no dividends are expected to be paid on the Contract. If dividends are ever declared, they will be paid in cash.

Assignment

         Where permitted, the Owner may assign some or all of the rights under the Contract at any time during the lifetime of the Annuitant prior to the Annuitization Date. Such assignment will take effect upon receipt and recording by National Life at its Home Office of a written notice executed by the Owner. National Life assumes no responsibility for the validity or tax consequences of any assignment. National Life shall not be liable as to any payment or other settlement made by National Life before recording of the assignment. Where necessary for the proper administration of the terms of the Contract, an assignment will not be recorded until National Life has received sufficient direction from the Owner and assignee as to the proper allocation of Contract rights under the assignment.

         Any portion of Contract Value which is pledged or assigned shall be treated as a Distribution and shall be included in gross income to the extent that the cash value exceeds the investment in the Contract for the taxable year in which assigned or pledged. In addition, any Contract Values assigned may, under certain conditions, be subject to a tax penalty equal to 10% of the amount which is included in gross income. All rights in this Contract are personal to the Owner and may not be assigned without written consent of National Life. Assignment of the entire Contract Value may cause the portion of the Contract Value which exceeds the total investment in the Contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect. Qualified Contracts are not eligible for assignment.




                     CALCULATION OF YIELDS AND TOTAL RETURNS

         From time to time, National Life may disclose yields, total returns, and other performance data pertaining to the Contracts or a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.

         Because of the charges and deductions imposed under a Contract, the yield for the Subaccounts will be lower than the yield for their respective Portfolios. The calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract. Premium taxes currently rate from 0% to 3.5% of premium based on the state in which the Contract is sold.

Money Market Subaccount Yields

         From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Market Street Money Market Portfolio or on its portfolio securities.

         This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the Annual Contract Fee; 2) Administration Charge; and 3) the Mortality and Expense Risk Charge. For purposes of calculating current yields for a Contract, an average per unit Annual Account Fee is used based on the $30 Annual Account Fee deducted at the beginning of each Contract Year. For the class of Contracts with the Enhanced Death Benefit Rider and Critical Needs Rider, the charges for those optional benefits will be included. Current Yield will be calculated according to the following formula:

         Current Yield = ((NCS - ES) /UV) x (365/7)

         Where:

         NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

         ES = per unit expenses attributable to the hypothetical account for the seven-day period.

         UV =          The unit value on the first day of the seven-day period.

         The effective yield of the Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted.

         The effective yield is calculated by compounding the unannualized base period return according to the following formula:

         Effective Yield = (1 + (NCS - ES)/UV))365/7 - 1

         Where:

         NCS = the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 Subaccount unit.

         ES = per unit expenses attributable to the hypothetical account for the seven day period.

         UV =          The unit value on the first day of the seven-day period.

         Because of the charges and deductions imposed under the Contract, the yield for the Money Market Subaccount will be lower than the yield for the Market Street Money Market Portfolio.

         The current and effective yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Market Street Money Market Portfolio, the types of quality of portfolio securities held by the Market Street Money Market Portfolio and the Market Street Money Market Portfolio's operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

Other Subaccount Yields

         From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day or one-month period. Because the yield is annualized, the yield generated by a Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

         The yield is computed by: 1) dividing the net investment income of the Portfolio attributable to the Subaccount units less Subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Subaccount include the Annual Account Fee, the Administration Charge and the Mortality and Expense Risk Charge. The yield calculation assumes an Annual Contract Fee of $30 per year per Contract deducted at the beginning of each Contract Year. For the class of Contracts with the Enhanced Death Benefit Rider and Critical Needs Rider, the charges for those optional benefits will be included. For purposes of calculating the 30-day or one -month yield, an average Annual Contract Fee per dollar of Contract Value in the Variable Account is used to determine the amount of the charge attributable to the Subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

                                               6
         Yield = 2 x (((NI - ES)/(U x UV)) + 1) -1)

         Where:

         NI = net income of the Portfolio for the 30-day or one-month period attributable to the Subaccount's units.

         ES = expenses of the Subaccount for the 30-day or one-month period.

         U  = the average number of units outstanding.

         UV = the unit value at the close (highest) of the last day in the 30-day or one-month period.

         Because of the charges and deductions imposed under the Contracts, the yield for the Subaccount will be lower than the yield for the corresponding Fund.

         The yield on the amounts held in the Subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Subaccount's actual yield is affected by the types and quality of portfolio securities held by the Portfolio and its operating expenses.

         Yield calculations do not take into account the Surrender Charge under the Contract equal to from 1% to 7% of premiums paid during the seven years prior to the surrender or Withdrawal (including the year in which the surrender is made) on amounts surrendered or withdrawn under the Contract. A Surrender Charge will not be imposed on Withdrawals in any Contract Year on an amount up to 15% of the Contract Value as of the most recent Contract Anniversary. However, if a Contract is subsequently surrendered within a year after taking a Withdrawal that benefits from the CDSC-free provision, then a CDSC will be assessed at the time of the surrender as if the surrender had been taken as a single step.

Average Annual Total Returns

         From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.

         Until a Subaccount has been in operation for 10 years, National Life will always include quotes of average annual total return of the period measured from the date the

Contracts were first offered for sale. When a Subaccount has been in operation for 1, 5 and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

         Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.

         Average annual total returns will be calculated using Subaccount unit values which National Life calculates on each Valuation Day based on the performance of the Subaccount's underlying Portfolio, the deductions for the Mortality and Expense Risk Charge, the Asset-Based Administration Charge, and the Annual Administration Fee. The calculation assumes that the administration fee is $30 per year per contract deducted at the end of each Contract Year. For the class of Contracts with the Enhanced Death Benefit Rider and the Critical Needs Rider, the charges for those optional benefits will be included. For purposes of calculating average annual total return, an average per dollar administration fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Contract at the end of the period for the return quotation. Total returns will therefore reflect a deduction of the Surrender Charge for any period less than seven years. The total return will then be calculated according to the following formula:

         TR =     ( ( ERV/P) 1/N) - 1

         Where:

         TR = the average annual total return net of Subaccount recurring charges.

         ERV= the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

         P  =         a hypothetical initial payment of $1,000.

         N  =         the number of years in the period.


         From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the Variable Account commenced operations. For those periods, performance information for the Contracts will be calculated based on the performance of the Fund Portfolios and the assumption that the Subaccounts were in existence for the same periods with the level of Contract charges that were in effect at the inception of the Subaccounts.

         The Funds have provided the total return information, including the Fund total return information used to calculate the total returns of the Subaccounts for periods prior to the inception of the Subaccounts. The Alger American Fund, Variable Insurance Products Fund, Variable Insurance Product Fund II, Strong Special Fund II, and Strong Growth Fund II are not affiliated with National Life. While National Life has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, National Life does not represent that they are true and complete, and disclaims all responsibility for these figures.

         Such average annual total return information for the Subaccounts is set forth in the Prospectus.

Other Total Returns

         From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the Surrender Charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn. Such information is also set forth in the Prospectus.

         National Life may disclose Cumulative Total Returns in conjunction with the standard formats described above. The Cumulative Total Returns will be calculated using the following formula:

         CTR =        (ERV/P) - 1

Where:

         CTR = The Cumulative Total Return net of Subaccount recurring charges for the period.

         ERV = The ending redeemable value of the hypothetical investment at the end of the period.

         P =          A hypothetical single payment of $1,000.

         CTR =        (ERV/P) - 1

         Where:

         CTR = The Cumulative Total Return net of Subaccount recurring charges for the period.

         ERV = The ending redeemable value of the hypothetical investment at the end of the period.

         P =          A hypothetical single payment of $1,000.


Effect of the Annual Contract Fee on Performance Data

         The Contract provides, for all Contracts with a Contract Value on the Date of Issue or any subsequent Contract Anniversary, for a $30 Annual Contract Fee to be deducted annually at the beginning of each Contract Year, from the Subaccounts and the unloaned portion of the Fixed Account based on the proportion that the value of each such account bears to the total Contract Value. For purposes of reflecting the Annual Contract Fee in yield and total return quotations, the Annual Contract Fee is converted into a per-dollar per-day charge based on the average Contract Value in the Variable Account of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.


                          DISTRIBUTION OF THE CONTRACTS

        The principal underwriter for the Contracts is Equity Services, Inc., a wholly-owned subsidiary of the Company. The Contracts will be offered on a continuous basis and will be sold by licensed insurance agents in the states where the Contracts may lawfully be sold. Such agents will be representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. Broker-dealers other than Equity Services, Inc. will have executed Selling Agreements with Equity Services, Inc.


                          SAFEKEEPING OF ACCOUNT ASSETS

        National Life holds the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

         Records are maintained of all purchases and redemptions of Fund shares held by each of the Subaccounts.


                                STATE REGULATION

        National Life is subject to regulation and supervision by the Insurance Department of the State of Vermont which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Contracts are sold. National Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.


                               RECORDS AND REPORTS

        National Life will maintain all records and accounts relating to the Variable Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Contract Owners semi-annually at the last address known to the Company.


                                  LEGAL MATTERS

         All matters relating to Vermont law pertaining to the Contracts, including the validity of the Contracts and National Life's authority to issue the Contracts, have been passed upon by Margaret K. Arthur, General Counsel of National Life. Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain matters relating to the Federal securities laws.


                                     EXPERTS

         The statements of financial condition for National Life as of December 31, 1996 and 1995 and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1996, which are included in this Statement of Additional Information and in the registration statement, have been audited by Price Waterhouse LLP, independent auditors, of National Life Building - 2nd Floor, One National Life Drive, Montpelier, Vermont 05602, as set forth in their report included herein, and are included herein in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.


                                OTHER INFORMATION

        A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N.W., Washington, DC 20549.


                              FINANCIAL STATEMENTS

        National Life's statements of financial condition as of December 31, 1996 and 1995 and the related statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1996, which are included in this Statement of Additional Information, should be considered only as bearing on National Life's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

               [Financial Statements to be provided by amendment.]

                                     PART C

                               OTHER INFORMATION

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

         (a)      Financial Statements:

                  (1) Financial statements and schedule included in Prospectus

                           Condensed Financial Information

                  (2)      Financial statements and schedule included in Part B:

         National Life Insurance Company:

                  Independent Auditor's Report.

                  Consolidated Balance Sheets as of December 31, 1996 and 1995.

                  Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994.

                  Consolidated Statements of Shareholder's Equity for the years ended December 31, 1996, 1995 and 1994.

                  Notes to Consolidated Financial Statements

                  (b)      Exhibits

                           (1) Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant.

                           (2)      Not Applicable

                           (3) Underwriting Contract between the Variable Account/Registrant and Principal
                                    Underwriter*

                           (4)      The form of the variable annuity contract*

                           (5)      Variable Annuity Application*

                           (6) Articles of Incorporation and By-Laws of Depositor**.

                           (7)      Not Applicable

                           (8)      (a)     Form of Participation Agreement by
                                    and among Market Street Fund, Inc., National
                                    Life Insurance Comapny and Equity Services,
                                    Inc. dated _____________, 1997*.

                                    (b)     Form of Participation Agreement by
                                    and among Variable Insurance Products Fund,
                                    Fidelity Distributors Corporation and
                                    National Life Insurance Company, dated
                                    _________, 1997*.

                                    (c)     Form of Participation Agreement by
                                    and among The Alger American Fund, National
                                    Life Insurance Company and Fred Alger and
                                    Company, dated _________, 1997*

                                    (d)     Form of Participation Agreement by
                                    and among National Life Insurance Company,
                                    National Life Variable Annuity Account II and Strong Variable Insurance Funds, Inc., Strong Special Fund II, Inc., and Strong Funds Distributors, Inc., dated _______________1997*

                           (9)      Opinion of Counsel*

                           (10)     Not Applicable

                           (11)     Not Applicable

                           (12)     Not Applicable

                           (13)     Performance Advertising Calculation
                                    Schedule*

                           (14)     Powers of Attorney

                                    (a)     Robert E. Boardman
                                    (b)     David R. Coates
                                    (c)     Benjamin F. Edwards III
                                    (d)     Charles H. Erhart, Jr.
                                    (e)     Earle H. Harbison, Jr.
                                    (f)     Roger B. Porter
                                    (g)     E. Miles Prentice, III
                                    (h)     Thomas P. Salmon
                                    (i)     A. Gary Shilling
                                    (j)     Patricia K. Woolf


*To be filed by amendment.

** Incorporated herein by reference to the Form S-6 Registration Statement (File No. 33-91938) for National Variable Life Insurance Account filed on May 5, 1995.


Item 25. Directors and Officers of the Depositor

Name and Principal Business Address*        Position with Depositor
------------------------------------        -----------------------
Frederic H. Bertrand                        Chairman of the Board, Chief Executive
                                            Officer and Director

Thomas H. MacLeay                           President, Chief Operating Officer and
                                            Director

Robert E. Boardman                          Director
Hickok & Boardman Financial Network
346 Shelburne Street, P. O. Box 1064
Burlington, VT  05402-1064

David R. Coates                             Director
KPMG Peat Marwick
One Church Street, P. O. Box 564
Burlington, VT  05402-0564

Benjamin F. Edwards III                     Director
A. G. Edwards & Sons, Inc.
1 N. Jefferson Avenue
St. Louis, MO  63103

Charles H. Erhart, Jr.                      Director
149 E. 73rd St.
New York, NY  10021

Earle H. Harbison, Jr.                      Director
Harbison Corporation
7700 Bonhomme Ave., Suite 750
St. Louis, MO  63105

Roger B. Porter                             Director
Center for Business & Govt. - 414
Kennedy School of Government
Harvard University
79 John F. Kennedy St.
Cambridge, MA  02138

E. Miles Prentice III                       Director
Bryan Cave LLP
245 Park Avenue
New York, NY  10167-0034

Thomas P. Salmon                            Director
The University of Vermont
349 Waterman Building
85 S. Prospect Street
Burlington, VT  05405-0160

A. Gary Shilling                            Director
A. Gary Shilling & Co., Inc.
500 Morris Avenue
Springfield, New Jersey  07081-1020

Thomas R. Williams                          Director
The Wales Group, Inc.
3200 Arden Rd., NW
Atlanta, GA  30305

Patricia K. Woolf                           Director
506 Quaker Road
Princeton, NJ  08540

Margaret K. Arthur                          Senior Vice President & General Counsel

Beverly A. Bagalio                          Senior Vice President - Service Strategies

Rodney A. Buck                              Senior Vice President & Chief
                                            Investment Officer

William L. Cassidy                          Executive Vice President

John L. LaGue, Jr.                          Vice President & Controller

Mark J. Levesque                            Senior Vice President - Information System
                                            Systems & Management Services

Craig A. Smith                              Senior Vice President - Product

Theodore N. von Wallmenich                  Senior Vice President & Chief Actuary

*Unless otherwise indicated, the principal business address is National Life Drive, Montpelier, Vermont 05604.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

                  A diagram of all persons directly or indirectly controlled by or under common control with National Life is included as Exhibit ____ hereto (to be filed by amendment).

Item 27. Number of Contract Owners

       No contracts have been issued to date.


Item 28. Indemnification

         The By-Laws of Depositor provide, in part in Article VI, as follows:

         Article 6.02 Any person who at any time shall serve or shall have served, at the request of the Corporation, as director or officer or employee of the Corporation or any other corporation, including but not limited to the Corporation's subsidiaries and mutual funds organized by the Corporation, but an officer, director or employee of such a fund only if such person is also a director, officer or employee of the Corporation or a subsidiary) and the heirs, executors or administrators of such person shall be indemnified to the maximum extent permitted by law by the Corporation against all costs and expenses (including but not limited to counsel fees, amounts of judgments paid and amounts paid in settlement, before or after a suit or proceeding is actually commenced) reasonably incurred with the defense of any claim, action, suit or proceeding, whether civil, criminal, administrative or other, in which such person or persons may be involved by virtue of such person being or having been a director, officer or employee. The lawfulness of such indemnification shall be determined by the opinion of independent counsel, which opinion shall be based upon the facts of any particular claim. The disinterested senior legal officer of the Corporation shall select independent counsel in such manner as to ensure the impartiality of that independent counsel in the matter to be decided. The foregoing indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any resolution, agreement, vote of shareholders or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29  Principal Underwriter

         (a) Equity Services, Inc. (ESI) is the principal underwriter for National Variable Annuity Account II and National Variable Life Insurance Account.

         (b) The following information is furnished with respect to the officers and directors of ESI:


Name and Principal               Positions and Offices
Business Address*                with ESI
-----------------                --------

Joseph M. Rob                    Chairman & Chief Executive Officer & Director
Nancy K. Port                    President & Chief Operating Officer
John M. Grab, Jr.                Senior Vice President & Chief Financial Officer
Stephen A. Englese               Vice President - Financial Products
Marvin Aber                      Vice President
Budd A. Shedaker                 Assistant Vice President - Communications
Pauline R. Stebar                Assistant Vice President - Compliance
D. Russell Morgan                Counsel
Brian K. Martin                  Treasurer
Lisa A. Pettrey                  Secretary
Jean K. Landolt                  Assistant Secretary
Frederic H.Bertrand              Director
Thomas H. MacLeay                Director
William L. Cassidy               Director


*Unless otherwise indicated, principal business address is One National Life Drive, Montpelier, Vermont 05604.


Item 30. Location of Accounts and Records

         All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained by National Life Insurance Company at One National Life Drive, Montpelier, Vermont 05604.


Item 31. Management Services

         All management contracts are discussed in Part A or Part B.


Item 32  Undertakings

         (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted;

         (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

         (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this form promptly upon written or oral request.

         (d) Reliance on No-Action Letter Regarding Section 403(b) Retirement Plan. National Life Insurance Company and the Registrant/Variable Account rely on a no-action letter issued by the Division of Investment Management to the American Council of Life Insurance on November 28, 1988 and represent that the conditions enumerated therein have been or will be complied with.

         (e) National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by National Life Insurance Company.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, National Variable Annuity Account II, has duly caused this Registration Statement to be signed on its behalf, in the City of Montpelier and the State of Vermont, on the 8th day of January, 1997.



                                       NATIONAL VARIABLE ANNUITY ACCOUNT II
                                                    (Registrant)


Attest:  /s/ Lisa A. Pettrey          By: /s/ Thomas H. MacLeay
       ---------------------------       ---------------------------------
         Assistant Secretary              Thomas H. MacLeay, President &
                                          Chief Operating Officer
                                          National Life Insurance Company




                                       By: NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)


Attest:  /s/ Lisa A. Pettrey           By: /s/ Thomas H. MacLeay
       ---------------------------        --------------------------------
                                          Thomas H. MacLeay
         Assistant Secretary              President & Chief
                                          Operating  Officer



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.


Signature                                Title                     Date
---------                                -----                     ----
/s/ Frederic H. Bertrand        Chairman of the Board and          1/8/97
-----------------------------   and Chief Executive Officer,
Frederic H. Bertrand            and Director

/s/ Thomas H. MacLeay           President & Chief Operating        1/8/97
-----------------------------   Officer, and Director
Thomas H. MacLeay


/s/ John L. LaGue, Jr.          Vice President & Controller        1/8/97
-----------------------------   (Chief Accounting Officer)
John L. LaGue, Jr.



Robert E. Boardman*             Director                           ____________
-----------------------------
Robert E. Boardman


David R. Coates*                Director                           ____________
-----------------------------
David R. Coates

Benjamin F. Edwards III*        Director                           ____________
-----------------------------
Benjamin F. Edwards III


Charles H. Erhart, Jr.*         Director                           ____________
-----------------------------
Charles H. Erhart, Jr.


Earle H. Harbison, Jr.*         Director                           ____________
-----------------------------
Earle H. Harbison, Jr.


Roger B. Porter*                Director                           ____________
-----------------------------
Roger B. Porter


E. Miles Prentice, III*         Director                           ____________
-----------------------------
E. Miles Prentice, III


Thomas P. Salmon*               Director                           ____________
-----------------------------
Thomas P. Salmon


A. Gary Shilling*               Director                           ____________
-----------------------------
A. Gary Shilling


-----------------------------   Director                           ____________
Thomas R. Williams

Patricia K. Woolf*              Director                           ____________
-----------------------------
Patricia K. Woolf


*By  /s/ Thomas H. MacLeay                                Date: January 8, 1997
    ----------------------
    Thomas H. MacLeay
    Pursuant to Power of Attorney